UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 16, 2016

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

16 August 2016
Results for announcement to the market
Name of Companies: BHP Billiton Limited (ABN 49 004 028 077) and
BHP Billiton Plc (Registration No. 3196209)
Report for the year ended 30 June 2016
This statement includes the consolidated results of the BHP Billiton Group, comprising BHP Billiton Limited and BHP Billiton Plc, for the year ended 30 June 2016 compared with the year ended 30 June 2015.
This page and the following 46 pages comprise the year end information given to the ASX under Listing Rule
4.3A and released to the market under UK Listing Rule 9.7A. The 2016 BHP Billiton Group annual financial report will be released in September.
The results are prepared in accordance with IFRS and are presented in US dollars.
US$ Million
Revenue down 31% to 30,912
(Loss)/profit after taxation attributable to the members
of the BHP Billiton Group1 down 434% to (6,385)
1 For the year ended 30 June 2015 includes US$(1,573) million from discontinued operations
Net Tangible Asset Backing:
Net tangible assets per fully paid share were US$10.51 as at 30 June 2016, compared with US$12.44 as at 30 June 2015.
Dividends per share:
Final dividend for current period US 14 cents fully franked
(record date 2 September 2016; payment date
20 September 2016)
Final dividend for previous corresponding period US 62 cents fully franked
This statement was approved by the Board of Directors.
Margaret Taylor
Group Company Secretary
BHP Billiton Limited and BHP Billiton Plc

NEWS RELEASE

bhpbilliton

Release Time	IMMEDIATE
Date	16 August 2016
Number	20/16

BHP BILLITON RESULTS FOR THE YEAR ENDED 30 JUNE 2016

- **Response efforts at Samarco continue with good progress being made on community resettlement, community health and environment restoration.**
- **There were no fatalities at our operated sites in the 2016 financial year.**
- **Underlying EBITDA[1] of US$12.3 billion and an Underlying EBITDA margin[2] of 41% for the 2016 financial year, despite weaker commodity prices which had a negative impact of US$10.7 billion.**
- **Productivity gains of US$437 million[3] achieved for the period and we remain on track for US$2.2 billion of gains over the two years to the end of the 2017 financial year. Conventional petroleum, grade-adjusted Escondida, Western Australia Iron Ore and Queensland Coal unit cash costs[4] declined by 30%, 22%, 19% and 15% respectively.**
- **Capital and exploration expenditure declined by 42% to US$6.4 billion and is expected to decrease further to US$5.0 billion in the 2017 financial year (BHP Billiton share)[5]. On a cash basis, capital and exploration expenditure was US$7.7 billion and is forecast to decline to US$5.4 billion in the 2017 financial year.**
- **Reduction in operating costs, the flexibility in our investment program and a targeted reduction of working capital supported free cash flow[2] of US$3.4 billion.**
- **Our balance sheet remains strong, with net debt[2] of US$26.1 billion broadly unchanged from December 2015.**
- **The Board has determined to pay a final dividend of 14 US cents per share, which is covered by free cash flow generated in the current period. In accordance with the Group's dividend policy, this comprises the minimum payout of 8 US cents per share and an additional amount of 6 US cents per share, reflecting continued balance sheet strength and strong free cash flow during the period.**

Year ended 30 June	2016 US$M	2015[6] US$M	Change %
Statutory			
(Loss)/profit from operations	(6,235)	8,670	n/a
Attributable (loss)/profit	(6,385)	1,910	n/a
Basic (loss)/earnings per share (cents)	(120.0)	35.9	n/a
Dividend per share (cents)	30.0	124.0	(76%)
Net operating cash flow	10,625	19,296	(45%)
Continuing operations			
Underlying EBITDA[1]	12,340	21,852	(44%)
Underlying EBIT[1]	3,469	11,866	(71%)
Underlying attributable profit[1]	1,215	6,417	(81%)
Underlying basic earnings per share (cents)[2]	22.8	120.7	(81%)
Capital and exploration expenditure – cash basis[5]	7,711	12,763	(40%)
Capital and exploration expenditure – BHP Billiton share[5]	6,396	11,040	(42%)
Net debt[2]	26,102	24,417	7%

1

News Release
Results for the year ended 30 June 2016
BHP Billiton Chief Executive Officer, Andrew Mackenzie, said: “The last 12 months have been challenging for both BHP Billiton and the resources industry. Nevertheless, our results demonstrate the resilience of our portfolio and the diverse ways in which we can create value for shareholders despite low commodity prices. Unit cash costs across the Group declined 16 per cent and with increased capital efficiency, supported free cash flow generation of US$3.4 billion despite weaker commodity prices. Next year, we expect another US$1.8 billion of productivity gains as our new Operating Model helps sustain momentum, delivering more than US$7 billion of free cash flow based on current spot prices and a forecast reduction in net debt.
“The strength of our cash flow generation and balance sheet is reflected in the final dividend of 14 US cents per share, which comprises the minimum implied by our payout ratio and a top up from excess cash in line with the capital allocation framework. We continue to pursue capital-efficient latent capacity opportunities which will support volume growth of up to four per cent next year, excluding our Onshore US assets where we continue to defer activity to maximise value. In addition, we have progressed high-return growth projects, with investment decisions on the Mad Dog 2 and Spence Growth Option projects expected by the end of next calendar year.
“Over the past five years we have actively reshaped our portfolio, and we are confident we have the right mix of commodities, assets and opportunities to create substantial value over time. While commodity prices are expected to remain low and volatile in the short to medium term, we are confident in the long-term outlook for our commodities, particularly oil and copper.” In relation to Samarco, he added: “All of us at BHP Billiton remain deeply saddened by the Samarco tragedy. The Company is fully committed to the Framework Agreement and its programs to remediate and compensate for the impacts of the Samarco dam failure. Good progress is being made on community resettlement, community health and environment restoration.”
We remain committed to supporting Samarco with the recovery of the communities and environment
Responding to the tragedy following the failure of the Fundão tailings dam at Samarco on 5 November 2015 remains a priority for BHP Billiton. Sadly, authorities have confirmed 19 fatalities, of which five were members of the community and 14 were people who were working on the dams at the time of the dam failure.
On 2 March 2016, Samarco Mineração S.A (Samarco), Vale S.A (Vale) and BHP Billiton Brasil LTDA (BHP Billiton Brasil) entered into an agreement with the Federal Government of Brazil, the States of Espirito Santo and Minas Gerais and certain other public authorities (Brazilian Authorities) (Framework Agreement). Further details are provided in note 7 Significant events on pages 39 to 46.
Samarco and its shareholders continue to believe that the Framework Agreement provides the appropriate long-term framework to remediate and compensate for the impacts of the Samarco dam failure. As set out by the Framework Agreement, a private autonomous foundation has been created to implement the socioeconomic and environmental programs in the Agreement. Samarco has initiated 90 per cent of the 41 programs prescribed by the Framework Agreement, with good progress being made on most programs including community resettlement, education, community health and compensation.
Approximately two-thirds of the houses and buildings in the Mariana and Barra Longa region, outside of the communities to be resettled, have been completely rebuilt or restored. Samarco has been active in addressing the environmental impact of the dam failure. Samarco is building a series of dykes downstream of Fundão to capture sediment and reduce turbidity. A compensation program has been developed under the Framework Agreement to ensure affected people receive fair and reasonable compensation. Preliminary compensation has already been paid to those most severely impacted.

BHP Billiton Results for the year ended 30 June 2016

Samarco has confirmed it is unlikely to have in place the necessary approvals to restart its operations in this calendar year. While technical studies carried out to date indicate operations can restart safely, this will only occur when stabilisation work has been completed to a satisfactory standard and all regulatory approvals are granted and accepted by the relevant authorities and communities.

BHP Billiton Brasil, Vale and Samarco have jointly commissioned an external investigation into the cause of the dam failure. Our understanding is that the findings from the investigation will be available in the next few weeks. BHP Billiton has committed to publicly releasing those findings, and to sharing the results with other resources companies.

The health and safety of our people and the communities in which we operate always come first

In the 2016 financial year there were no fatalities at our operated sites and there was a significant decrease in high potential incidents. While this is encouraging, we continue to strive to make our workplace safer. We are replicating successful in-field leadership programs across our assets, which delivers a structured and improved approach to in-field verification of critical controls and safety engagement. The Group reported a Total Recordable Injury Frequency of 4.3 per million hours worked.

Robust free cash flow in a period characterised by weaker commodity prices

BHP Billiton delivered Underlying EBITDA of US$12.3 billion and an Underlying EBITDA margin of 41 per cent in the 2016 financial year, despite significantly weaker prices across all our major commodities which had a negative impact of US$10.7 billion.

The Group achieved US$437 million of productivity gains, or US$2.0 billion excluding the impact of grade decline at Escondida. Further improvements continue to be realised across the portfolio and we remain on track to deliver US$2.2 billion of gains, or US$3.8 billion excluding the impact of grade decline at Escondida, over the two years to the end of the 2017 financial year.

During the period, Conventional petroleum, Western Australia Iron Ore (WAIO), and Queensland Coal unit cash costs declined by 30 per cent, 19 per cent and 15 per cent respectively. Escondida unit costs increased by 11 per cent but excluding the impact of grade decline, unit costs decreased by 22 per cent. Historical cash costs and guidance for the 2017 financial year are summarised in the following table:

	FY17[i] guidance	FY16	FY15	FY17e vs FY16	FY16 vs FY15
Conventional petroleum unit cost (US$ per barrel of oil equivalent)	10	9	12	17%	(30%)
Escondida unit cost (US$ per pound)	1.00	1.12	1.01	(11%)	11%
Western Australia Iron Ore unit cost (US$ per tonne)	14	15	19	(7%)	(19%)
Queensland Coal unit cost (US$ per tonne)	52	55	65	(6%)	(15%)

(i) 2017 financial year guidance is based on exchange rates of AUD/USD 0.71 and USD/CLP 698.

The Group reported Underlying attributable profit of US$1.2 billion, while the Attributable loss of US$6.4 billion includes US$7.7 billion of exceptional items (after tax) related to: an impairment charge of US$4.9 billion against the carrying value of the Onshore US assets; US$2.2 billion for the financial impacts of the Samarco dam failure on the Group's income statement; and US$570 million for global taxation matters.

The Group continued to focus on capital productivity and exercise flexibility in its investment program in response to market conditions, which led to a 40 per cent decline in capital and exploration expenditure to US$7.7 billion (cash basis). Combined with the reduction in operating costs and a targeted reduction of working capital, the Group delivered free cash flow of US$3.4 billion. Capital and exploration expenditure of US$5.4 billion (cash basis) is planned for the 2017 financial year, before rising to US$6.2 billion (cash basis) in the 2018 financial year.

We maintained our strong balance sheet, finishing the period with net debt broadly unchanged at US$26.1 billion (31 December 2015: US$25.9 billion; 30 June 2015: US$24.4 billion). The gearing ratio[(2)] ended the period at 30.3 per cent (31 December 2015: 29.7 per cent; 30 June 2015: 25.7 per cent). We expect net debt to decline in the 2017 financial year from current levels.

3

News Release
Disciplined application of the capital allocation framework to maximise shareholder value
Strict adherence to our capital allocation framework balances value creation, cash returns to shareholders and balance sheet strength in a transparent and consistent manner.
First, capital expenditure has been appropriately prioritised to maintain safe and stable operations.
Second, our balance sheet strength has been maintained with both cash flow and gearing metrics within our target ranges, liquidity of US$16 billion and a long-dated debt maturity profile.
Third, the dividend policy provides a minimum 50 per cent payout of Underlying attributable profit at every reporting period, assuming our operations have sufficient capital allocated to maintain integrity and the balance sheet is strong. In accordance with this, the minimum dividend payment for the period is 8 US cents per share.
Fourth, reflecting robust free cash flow during the period, the Board has determined to pay an additional amount of
6 US cents per share, taking the final dividend to 14 US cents per share. The Board considers cash returns in excess of the minimum implied by the dividend payout ratio at every reporting period. We have also continued to invest in growth and the remaining excess free cash flow of US$1.3 billion has been directed to further strengthen the balance sheet during the second half of the 2016 financial year.
The Group’s productivity focus and consistent investment in latent capacity opportunities will support volume growth in the 2017 financial year of five per cent in copper, up to four per cent in iron ore, and three per cent in metallurgical coal. We expect growth in total copper equivalent production of up to four per cent for the 2017 financial year(7), excluding our Onshore US assets where we have chosen to defer development activity for value given the current low commodity price environment.
Strongly positioned to grow shareholder value
While we remain confident in the outlook for our commodities, our capital allocation framework and strong balance sheet provide us with the flexibility and financial strength to pursue a diverse range of opportunities to create shareholder value even without a significant recovery in prices.
We continue to make considerable improvements to productivity. The new Operating Model is already accelerating the replication of best practices across the organisation and will support the expected delivery of a further US$1.8 billion of productivity gains and increasing free cash flow in the 2017 financial year.
Capital-efficient latent capacity options could add more than 10 per cent to current production(7). The Group has made significant progress with these options including: approval of the Escondida Los Colorados Extension copper project in June 2016; commissioning of the Spence Recovery Optimisation project which commenced in June 2016, additional capacity at WAIO’s Jimblebar mining hub to be completed during the December 2016 quarter; and the development of the Southern Mine Area at Olympic Dam which will continue into the 2017 financial year. We will also maximise the value of our high-quality Onshore US assets in a disciplined manner as prices recover. Our growth projects have continued to progress as planned. Board approval will be sought in relation to Mad Dog 2 and the Spence Growth Option before the end of the 2017 calendar year. The Brownfield Expansion (BFX) project at Olympic Dam, which is part of the staged expansion approach to approximately 280 ktpa, is now at concept study phase and we continue to receive encouraging results from the heap leach trials which will enable growth beyond this to 450 ktpa of copper.
We are accelerating our counter-cyclical exploration program and plan to invest approximately US$800 million in exploration in the 2017 financial year. In Petroleum, exploration drilling has commenced in Trinidad and Tobago and in the Gulf of Mexico following positive results at Shenzi North during the 2016 financial year.
Finally, we expect technology will unlock resources and lower the Group’s cost base, with a broad range of opportunities identified at a number of our major assets that should create substantial value over time.

BHP Billiton Results for the year ended 30 June 2016
Outlook
Economic outlook
Global growth over the remainder of the 2016 calendar year is expected to remain modest and subject to downside risks, including the uncertain economic consequences of ‘Brexit’. World trade is still expanding more slowly than global GDP growth, principally reflecting weak business investment and soft demand for consumer durables. Global growth is forecast to remain between 3 and 3.5 per cent in the 2017 calendar year, while global trade should accelerate modestly.
The rate of growth in the Chinese economy appears to have stabilised and we expect that Government policy will remain supportive, in line with the authorities’ GDP growth target of between 6.5 and 7 per cent for the 2016 calendar year. Over the medium term, China is expected to grow more slowly. The Government’s reform program will improve productivity but this will only partially offset the impact of an expected decline in the workforce and the maturation of the economy’s structure. Reform will proceed in a cautious but sustained manner as the authorities seek to improve the efficiency of capital allocation, reduce excess capacity in sectors such as coal and steel while boosting the role of consumer demand and maintaining support for employment.
Commodities outlook
Crude oil prices fell at the start of the 2016 calendar year on growing OPEC supply, rising inventories and resilient United States production. The market has since begun to rebalance due to declining production in the United States, unplanned supply outages elsewhere and strong non-OECD demand growth. While the market will continue to rebalance in the short term, economic uncertainty and high inventory levels are likely to keep prices volatile but range bound. The long-term outlook remains healthy, underpinned by rising demand from the petrochemical industry, a growing transport sector in developing countries and natural field decline.
The domestic gas price in the United States weakened following strong production and subdued heating demand due to a mild winter. This resulted in record inventory levels. In the short term, seasonal demand for cooling offers some price support, but high inventories are likely to prevent significant price appreciation. Longer term, natural field decline and increasing demand underpinned by the environmental, operational and economic advantages of gas in power generation and other applications will support higher prices.
Copper prices continue to be affected by growing supply on the back of improving levels of productivity and slightly weaker rates of demand growth. In the short to medium term, new and expanded production should keep the market well supplied, notwithstanding announced cuts to higher-cost production. Longer term, the copper outlook remains positive as demand is supported by China’s shift towards consumption in addition to the scope for substantial growth in other emerging markets. A deficit is expected to emerge as grade decline and limited high-quality development opportunities constrain the industry’s ability to cheaply meet growing demand.
Global steel production has been weak in the first half of the 2016 calendar year compared to the prior year as most regions saw a contraction in output, with the exception of India. Chinese steel production increased in the June 2016 quarter aided by improving construction demand, however this is expected to soften over the rest of the calendar year. Longer term, Chinese crude steel production is expected to peak between 935 Mt and 985 Mt in the middle of next decade. Global scrap availability will also increase over time and substitute pig iron as a steel making input.
The iron ore price has trended higher since the conclusion of the Lunar New Year holidays, driven by a rebound in the Chinese construction sector, region specific output restrictions and the moderation of seaborne supply growth. The appetite of mills to build iron ore inventories will remain low in the near term due to the availability of port stocks. In the short to medium term, the cost curve should continue to flatten as new seaborne supply ramps up. In the future, the marginal producer’s cost structure should determine the long-term price.

News Release

The recent rise in metallurgical coal prices has been driven by seasonal demand, China's domestic coal capacity controls and temporary supply disruptions in Queensland. Near term, prices are expected to trend lower as new projects come online in Australia and Mozambique and more than offset the withdrawal of uneconomic high-cost seaborne supply. The longer-term outlook remains robust as the supply of premium hard coking coals is projected to become scarce and demand is driven by steel production growth in emerging markets, particularly India.

Projects

Historical capital and exploration expenditure and guidance for the 2017 and 2018 financial years are summarised in the following table. In future periods, guidance will be provided on the cash basis only.

	FY18e US$B	FY17e US$B	FY16 US$M	FY15 US$M
Capital expenditure (purchases of property, plant and equipment)	5.4	4.6	**6,946**	11,947
Add: exploration expenditure	0.8	0.8	**765**	816
Capital and exploration expenditure (cash basis)	**6.2**	**5.4**	**7,711**	12,763
Add: equity accounted investments	0.2	0.5	**269**	434
Less: capitalised deferred stripping(i)	(0.9)	(0.4)	**(750)**	(815)
Less: non-controlling interests	(0.2)	(0.5)	**(834)**	(1,342)
Capital and exploration expenditure (BHP Billiton share)	**5.3**	**5.0**	**6,396**	11,040

(i) Capitalised deferred stripping includes US$183 million attributable to non-controlling interests in the 2016 financial year (2015: US$142 million).

During the 2016 financial year, BHP Billiton approved an investment of US$314 million for the North West Shelf Greater Western Flank-B petroleum project. This follows the delivery of first production from the North West Shelf Greater Western Flank-A project during the period. At the end of the period, BHP Billiton had four major projects in progress with a combined budget of US$6.9 billion over the life of the projects.

Commodity	Project and ownership	Capacity(i)	Capital expenditure(i) US$M	Date of initial production		Progress
			Budget	Actual	Target	
Projects which delivered first production during the 2016 financial year						
Petroleum	North West Shelf Greater Western Flank-A (Australia) 16.67% (non-operator)	To maintain LNG plant throughput from the North West Shelf operations.	400	Q4 CY15	CY16	First production achieved
Projects in execution at the end of the 2016 financial year						
Petroleum	Bass Strait Longford Gas Conditioning Plant (Australia) 50% (non-operator)	Designed to process approximately 400 MMcf/d of high CO_2 gas.	520	-	CY16	96% complete
Petroleum	North West Shelf Greater Western Flank-B (Australia) 16.67% (non-operator)	To maintain LNG plant throughput from the North West Shelf operations.	314	-	CY19	14% complete
Copper	Escondida Water Supply (Chile) 57.5%	New desalination facility to ensure continued water supply to Escondida.	3,430	-	CY17	93% complete
Other projects in progress at the end of the 2016 financial year						
Potash(ii)	Jansen Potash (Canada) 100%	Investment to finish the excavation and lining of the production and service shafts, and to continue the installation of essential surface infrastructure and utilities.	2,600	-	-	60% complete

(i) Unless noted otherwise, references to capacity are on a 100 per cent basis, references to capital expenditure from subsidiaries are reported on a 100 per cent basis and references to capital expenditure from joint operations reflects BHP Billiton's share.

(ii) Excavation and lining of the Jansen project shafts is steadily progressing. Total potash expenditure of approximately US$300 million, including capital expenditure of less than US$200 million, is expected for the 2017 financial year.

6

BHP Billiton Results for the year ended 30 June 2016

Income statement

To provide clarity into the underlying performance of our operations, Underlying attributable profit and Underlying EBITDA are set out in the following tables. While we have reported Underlying EBIT as a key non-IFRS measure of operating results in past periods, we believe focusing on Underlying EBITDA more closely reflects the operating cash generative capacity and hence the underlying performance of our business.

Year ended 30 June	2016 US$M	2015 US$M
Underlying attributable profit	1,215	6,417
Attributable loss – discontinued operations	–	(1,573)
Exceptional items (after taxation) – refer to pages 9 and 36	(7,651)	(2,946)
Non-controlling interest in exceptional items	51	12
Attributable (loss)/profit	**(6,385)**	**1,910**

Year ended 30 June	2016 US$M	2015 US$M
Underlying EBITDA	12,340	21,852
Depreciation, amortisation and impairments	(8,871)	(9,986)
Exceptional items (before taxation) – refer to pages 9 and 36	(9,704)	(3,196)
(Loss)/profit from operations	**(6,235)**	**8,670**
Net finance costs	(1,024)	(614)
Total taxation benefit/(expense)	1,052	(3,666)
(Loss)/profit after tax	**(6,207)**	**4,390**

Underlying EBITDA

The following table and commentary describes the impact of the principal factors that affected Underlying EBITDA for the 2016 financial year compared with the 2015 financial year:

	US$M	
Year ended 30 June 2015	**21,852**	
Net price impact:		
Change in sales prices	(11,306)	Lower average realised prices for our commodities.
Price-linked costs	592	Reduced royalties reflects lower realised prices.
	(10,714)	
Change in volumes:		
Productivity	(782)	Lower volumes at Escondida due to anticipated grade decline.
Growth	(383)	Lower Onshore US gas volumes reflects deferral of development activity for value.
	(1,165)	
Change in controllable cash costs:		
Operating cash costs	1,040	Lower costs across the Group more than offset the impact of the drawdown of lower-grade inventory and grade decline at Escondida.
Exploration and business development	368	Reduction in petroleum exploration reflects higher capitalisation rate of other exploration expenditure and a reduction in business development expense.
	1,408	
Change in other costs:		
Exchange rates	1,106	Impact of the stronger US dollar against the Australian dollar and Chilean peso.
Inflation	(328)	Impact of inflation on the Group's cost base.
Fuel and energy	248	Lower diesel prices across all minerals assets.
Non-Cash	196	Decreased depletion of stripping capitalised in prior periods and higher capitalisation rate in line with the Escondida mine plan.
One-off items	338	Higher one-off expenses in the prior year related to the Olympic Dam mill outage and the Escondida Voluntary Redundancy Program compared to the current year expense related to royalty and taxation matters.
	1,560	
Asset sales	25	Settlement of tenement sales at Western Australia Iron Ore.
Ceased and sold operations	(257)	Cessation of production from the Crinum mine (Coal) and Stybarrow field (Petroleum), and the divestment of the San Juan mine (Coal) and Pakistan asset (Petroleum).
Other items	(369)	Lower average realised prices received by our equity accounted investments and the suspension of production at Samarco.
Year ended 30 June 2016	**12,340**	

7

News Release

The following table reconciles relevant factors with changes in the Group's productivity:

Year ended 30 June 2016	US$M
Change in controllable cash costs	1,408
Change in volumes attributed to productivity	(782)
Change in productivity in Underlying EBITDA	**626**
Change in capitalised exploration	(189)
Change attributable to productivity initiatives	**437**
Escondida grade impact	1,609
Change attributable to productivity initiatives excluding Escondida grade impact	**2,046**

Prices and exchange rates

The average realised prices achieved for our major commodities are summarised in the following table:

Average realised prices[i]	H2 FY16	H1 FY16	FY16	FY15	FY16 vs FY15	H2 FY16 vs H2 FY15	H2 FY16 vs H1 FY16
Oil (crude and condensate) (US$/bbl)	**37**	42	**39**	68	(43%)	(29%)	(12%)
Natural gas (US$/Mscf)[ii]	**2.74**	2.91	**2.83**	3.77	(25%)	(17%)	(6%)
US natural gas (US$/Mscf)	**1.96**	2.35	**2.16**	3.27	(34%)	(24%)	(17%)
LNG (US$/Mscf)	**7.12**	8.24	**7.71**	11.65	(34%)	(24%)	(14%)
Copper (US$/lb)[iii]	**2.16**	2.12	**2.14**	2.78	(23%)	(17%)	2%
Iron ore (US$/wmt, FOB)	**44**	43	**44**	61	(28%)	(17%)	2%
Hard coking coal (HCC) (US$/t)	**83**	82	**83**	105	(21%)	(16%)	1%
Weak coking coal (WCC) (US$/t)	**70**	67	**69**	88	(22%)	(18%)	4%
Thermal coal (US$/t)[iv]	**46**	49	**48**	58	(17%)	(18%)	(6%)
Nickel metal (US$/t)	**8,792**	9,926	**9,264**	15,301	(39%)	(36%)	(11%)

(i) Prices exclude third party product and internal sales, and represent the weighted average of various sales terms (for example: FOB, CIF and CFR), unless otherwise noted.

(ii) Includes internal sales.

(iii) Includes impact of provisional pricing and finalisation adjustments which decreased EBITDA by US$260 million in the 2016 financial year.

(iv) Export sales only; excludes Cerrejón. Includes thermal coal sales from metallurgical coal mines.

The following exchange rates relative to the US dollar have been applied in the financial information:

Currency	Average Year ended 30 June 2016	Average Year ended 30 June 2015	As at 30 June 2016	As at 30 June 2015	As at 30 June 2014
Australian dollar[i]	0.73	0.84	0.75	0.77	0.94
Chilean peso	688	604	661	635	551

(i) Displayed as US$ to A$1 based on common convention.

Depreciation, amortisation and impairments

Depreciation, amortisation and impairments declined by US$1.1 billion during the 2016 financial year to US$8.9 billion. This reflects a decline in non-exceptional item impairment charges of US$618 million in the current year. In addition, depreciation and amortisation charges decreased by US$497 million primarily due to a reduction in the depreciable asset base at Onshore US resulting from the exceptional item impairment charges previously recorded.

Net finance costs

Net finance costs increased by US$410 million to US$1.0 billion. This reflected higher benchmark interest rates and the issue of multi-currency hybrid notes during the 2016 financial year, and a gain on the early redemption of the Petrohawk Energy Corporation Senior Notes in the prior period.

8

BHP Billiton Results for the year ended 30 June 2016

Taxation expense

The Group's adjusted effective tax rate[(2)], which excludes the influence of exchange rate movements and exceptional items, was 35.8 per cent (2015: 31.8 per cent). The increase in the 2016 financial year primarily reflects the relative higher proportion of profit from Australian petroleum assets (which are subject to a higher rate of tax due to the Petroleum Resource Rent Tax) in the Group's overall profit compared to the prior year. The adjusted effective tax rate is expected to be in the range of approximately 35 to 40 per cent for the 2017 financial year.

Year ended 30 June	2016			2015		
	(Loss)/profit before taxation US$M	Income tax benefit/(expense) US$M	%	(Loss)/profit before taxation US$M	Income tax benefit/(expense) US$M	%
Statutory effective tax rate	**(7,259)**	**1,052**	**–**	**8,056**	**(3,666)**	**45.5%**
Adjusted for:						
Exchange rate movements	–	125		–	339	
Exceptional items	9,704	(2,053)		3,196	(250)	
Adjusted effective tax rate	**2,445**	**(876)**	**35.8%**	**11,252**	**(3,577)**	**31.8%**

Other royalty arrangements which are not profit based are recognised as operating costs within (Loss)/profit before taxation. These amounted to US$1.3 billion during the period (2015: US$1.7 billion).

Exceptional items

The following table sets out the exceptional items for the 2016 financial year. Additional commentary is included on page 36.

Year ended 30 June 2016	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Samarco dam failure[(i)]	(2,450)	253	(2,197)
Impairment of Onshore US assets[(ii)]	(7,184)	2,300	(4,884)
Global taxation matters	(70)	(500)	(570)
Total	**(9,704)**	**2,053**	**(7,651)**

(i) BHP Billiton Brasil Ltda has adjusted its investment in Samarco to US$ nil, recognised a provision of US$(1.2) billion for potential obligations under the Framework Agreement and together with other BHP Billiton entities incurred US$(70) million of direct costs in relation to the Samarco dam failure. Refer to note 2 Exceptional items and note 7 Significant events of the Financial Information for further information.

(ii) Includes amounts attributable to non-controlling interests of US$(51) million after tax benefit.

Dividend

Our Board today determined to pay a final dividend of 14 US cents per share. The final dividend to be paid by BHP Billiton Limited will be fully franked for Australian taxation purposes.

Events in respect of the final dividend	Date
Currency conversion into rand	26 August 2016
Last day to trade cum dividend on JSE Limited (JSE)	30 August 2016
Ex-dividend Date JSE and New York Stock Exchange (NYSE)	31 August 2016
Ex-dividend Date Australian Securities Exchange (ASX) and London Stock Exchange (LSE)	1 September 2016
Record Date (including currency conversion and currency election dates for ASX and LSE)	2 September 2016
Payment Date	20 September 2016

BHP Billiton Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings between the dates of 31 August and 2 September 2016 (inclusive), nor will transfers between the UK register and the South African register be permitted between the dates of 26 August and 2 September 2016 (inclusive). American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly.

Details of the currency exchange rates applicable for the dividend will be announced to the relevant stock exchanges following conversion and will appear on the Group's website.

9

News Release

Debt management and liquidity

During the 2016 financial year, the Group issued US$3.25 billion of subordinated fixed rate reset notes in the US Dollar market across two tranches, EUR2.0 billion of subordinated fixed rate reset notes in the Euro market across two tranches and GBP600 million of subordinated fixed rate reset notes in the Sterling market.

The issuance of these hybrid notes comprised the following:

	Currency	Size (M)	Coupon	Paid
Subordinated Non-Call 5 Fixed Rate Reset Notes due 2075 (60NC5)	US$	1,000	6.250%	semi-annually
Subordinated Non-Call 10 Fixed Rate Reset Notes due 2075 (60NC10)	US$	2,250	6.750%	semi-annually
Subordinated Non-Call 5.5 Fixed Rate Reset Notes due 2076 (60.5NC5.5)	EUR	1,250	4.750%	annually
Subordinated Non-Call 9 Fixed Rate Reset Notes due 2079 (64NC9)	EUR	750	5.625%	annually
Subordinated Non-Call 7 Fixed Rate Reset Notes due 2077 (62NC7)	GBP	600	6.500%	annually

During the 2016 financial year, the Group repaid US$1.1 billion and EUR1.0 billion of senior debt at maturity.

The Group has a US$6.0 billion commercial paper program backed by a US$6.0 billion revolving credit facility. The revolving credit facility expires in May 2021, after the one-year extension option was exercised in May 2016. As at 30 June 2016, the Group had US$ nil outstanding in the US commercial paper market, US$ nil drawn under the revolving credit facility and US$10.3 billion in cash and cash equivalents.

10

BHP Billiton Results for the year ended 30 June 2016

Segment summary(i)

A summary of performance for the 2016 and 2015 financial years is presented below.

Year ended 30 June 2016 US$M	Revenue(ii)	Underlying EBITDA	Underlying EBIT	Exceptional items	(Loss)/profit from operations	Net operating assets	Capital expenditure	Exploration gross(iii)	Exploration to profit(iv)
Petroleum	6,894	3,658	(537)	(7,184)	(7,721)	25,168	2,517	590	288
Copper	8,249	2,619	1,042	–	1,042	23,844	2,786	64	64
Iron Ore	10,538	5,599	3,740	(2,388)	1,352	20,541	1,061	92	74
Coal	4,518	635	(349)	–	(349)	10,651	298	18	18
Group and unallocated items(v)	853	(171)	(427)	(132)	(559)	2,723	284	1	1
Inter-segment adjustment(vi)	(140)	–	–	–	–	–	–	–	–
BHP Billiton Group	**30,912**	**12,340**	**3,469**	**(9,704)**	**(6,235)**	**82,927**	**6,946**	**765**	**445**

Year ended 30 June 2015 (Restated)(v) US$M	Revenue(ii)	Underlying EBITDA	Underlying EBIT	Exceptional items	(Loss)/profit from operations	Net operating assets	Capital expenditure	Exploration gross(iii)	Exploration to profit(iv)
Petroleum	11,447	7,201	1,986	(2,787)	(801)	33,603	5,023	567	529
Copper	11,453	5,205	3,353	–	3,353	23,701	3,822	90	90
Iron Ore	14,753	8,648	6,932	–	6,932	23,954	1,930	118	38
Coal	5,885	1,242	348	–	348	11,769	729	20	20
Group and unallocated items(v)	1,469	(444)	(753)	(409)	(1,162)	2,717	443	21	21
Inter-segment adjustment(vi)	(371)	–	–	–	–	–	–	–	–
BHP Billiton Group	**44,636**	**21,852**	**11,866**	**(3,196)**	**8,670**	**95,744**	**11,947**	**816**	**698**

(i) Group and commodity level information is reported on a statutory basis which, in relation to Underlying EBITDA, includes depreciation, amortisation and impairments, net finance costs and taxation benefit/(expense) of US$476 million (2015: US$786 million) related to equity accounted investments. It excludes exceptional items of US$1,227 million (2015: US$ nil) related to share of loss from equity accounted investments. Group (loss)/profit before taxation comprised Underlying EBITDA, exceptional items, depreciation, amortisation and impairments of US$8,871 million (2015: US$9,986 million) and net finance costs of US$1,024 million (2015: US$614 million).

(ii) Revenue is based on Group realised prices and includes third party products. Sale of third party products by the Group contributed revenue of US$1,068 million and Underlying EBITDA of US$55 million (2015: US$1,179 million and US$14 million).

(iii) Includes US$335 million capitalised exploration (2015: US$146 million).

(iv) Includes US$15 million of exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation) (2015: US$28 million).

(v) Group and unallocated items includes Functions, other unallocated operations including Potash (previously disclosed in the former Petroleum and Potash reportable segment), Nickel West and consolidation adjustments. Comparative information for the year ended 30 June 2015 has been restated for the effects of the change in reporting related to Potash. Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties. Exploration and technology activities are recognised within relevant segments.

Year ended 30 June 2016 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Potash	–	(149)	6	(155)	2,888	190	–	–
Nickel West	819	(114)	76	(190)	(223)	89	1	1

Year ended 30 June 2015 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Potash	–	(178)	6	(184)	2,684	336	3	3
Nickel West	1,393	38	112	(74)	(82)	103	17	17

(vi) Comprises revenue of US$118 million generated by Petroleum (2015: US$267 million) and US$22 million generated by Iron Ore (2015: US$104 million).

11

News Release

Petroleum

Underlying EBITDA for Petroleum decreased by US$3.5 billion to US$3.7 billion in the 2016 financial year.

	US$M
Underlying EBITDA for the year ended 30 June 2015	**7,201**
Net price impact[i]	(3,606)
Change in volumes: growth	(389)
Change in controllable cash costs	677
Change in other costs:	
Exchange rates	(91)
Ceased and sold operations	(76)
Other[ii]	(58)
Underlying EBITDA for the year ended 30 June 2016	**3,658**

(i) Average realised price: crude and condensate oil US$39/bbl (2015: US$68/bbl); US natural gas US$2.16/Mscf (2015: US$3.27/Mscf); LNG US$7.71/Mscf (2015: US$11.65/Mscf).

(ii) Other includes: inflation; fuel and energy; asset sales; other items. Other items includes Onshore US rig termination charges of US$76 million (2015: US$123 million).

Total petroleum production for the 2016 financial year decreased by six per cent to 240 MMboe.

- Conventional production increased by one per cent to 131 MMboe as new production wells at Atlantis, Mad Dog and Pyrenees and higher gas demand at Bass Strait, offset natural field decline across the portfolio and the divestment of our gas business in Pakistan.
- Onshore US production declined by 13 per cent to 109 MMboe largely as a result of the decision to defer development activity in the Black Hawk and Hawkville.

Total petroleum production for the 2017 financial year is expected to decrease to between 200 and 210 MMboe.

- Conventional volumes to decrease to between 123 and 127 MMboe due to the divestment of our gas business in Pakistan, a planned 35 day maintenance shutdown at Atlantis in the September 2016 quarter, deferral of infill drilling in the Gulf of Mexico for value and natural field decline.
- Onshore US volumes to decline to between 77 and 83 MMboe as a result of lower capital expenditure and development activity as we continue to balance near-term cash flow performance and long-term value maximisation.

The decrease in total petroleum controllable cash costs reflects: a US$365 million reduction in total operating costs; a US$208 million reduction in exploration expense primarily attributable to the completion of the Trinidad and Tobago seismic program and higher capitalisation rate of other exploration spend; and a US$104 million decrease in business development. Conventional unit costs[4] decreased by 30 per cent to US$8.53 per barrel as a result of lower lifting, labour and maintenance expenses, but is expected to increase to approximately US$10 per barrel in the 2017 financial year as a result of lower volumes and planned maintenance at Atlantis.

Petroleum capital expenditure for the 2016 financial year declined by 50 per cent to US$2.5 billion. This included US$1.2 billion of Onshore US drilling and development expenditure, of which US$380 million related to a reduction in capital creditors. Our Onshore US operated rig count has been reduced to four however completion activity in the Black Hawk resumed late in the June 2016 quarter.

Increased shale drilling and completions efficiency during the period was reflected in a significant improvement in drill time and completion techniques in the Black Hawk and Permian. Drilling times improved by 19 per cent to 15 days per well in the Black Hawk and by 22 per cent to 26 days per well in the Permian.

Cost per well (US$M)	H2 FY16	H1 FY16	FY16	FY15
Black Hawk: Drilling cost	1.9	2.6	2.3	3.4
Black Hawk: Completion cost	2.7	3.2	3.1	4.9
Permian: Drilling cost	2.9	3.9	3.4	4.6
Permian: Completion cost	2.5	3.1	2.9	4.6

12

BHP Billiton Results for the year ended 30 June 2016

Petroleum capital expenditure of approximately US$1.4 billion is planned in the 2017 financial year. This includes conventional capital expenditure of US$0.8 billion which is focused on life extension projects at Bass Strait and North West Shelf. Onshore US capital expenditure is expected to be approximately US$0.6 billion with development activity tailored to market conditions.

FY16 (FY15)		Liquids focused areas Eagle Ford	Permian	Gas focused areas Haynesville	Fayetteville	Total
Capital expenditure(i)	US$ billion	0.8 (2.3)	0.4 (0.8)	0.0 (0.4)	0.0 (0.2)	1.2 (3.7)
Rig allocation	At period end	2 (7)	2 (3)	- (-)	- (-)	4 (10)
Net wells drilled and completed(ii)	Period total	89 (188)	30 (45)	5 (25)	11 (45)	136 (303)
Net productive wells	At period end	929 (836)	107 (75)	411 (395)	1,086 (1,070)	2,533 (2,376)

(i) Includes land acquisition, site preparation, drilling, completions, well site facilities, mid-stream infrastructure and pipelines.

(ii) Can vary between periods based on changes in rig activity and the inventory of wells drilled but not yet completed at period end (62 net drilled and uncompleted wells at the end of the 2016 financial year).

Petroleum exploration expenditure for the 2016 financial year was US$590 million, of which US$273 million was expensed. Activity for the period was largely focused on our core areas in the deepwater Gulf of Mexico, the Caribbean and the Northern Beagle sub-basin off the coast of Western Australia, where we acquired additional acreage, seismic data and increased drilling activity. Our exploration activity has increased in the Gulf of Mexico following the positive exploration well results at Shenzi North. The Group is also encouraged by early indications from the deepwater Le Clerc well in Trinidad and Tobago which encountered gas in multiple zones. While the focus is on a commercial oil discovery, these results support further appraisal of the basin. We are pursuing high-quality oil plays in our three priority basins and a US$700 million exploration program is planned for the 2017 financial year as we accelerate testing of our future growth opportunities.

13

News Release

Financial information for Petroleum for the 2016 and 2015 financial years is presented below.

Year ended 30 June 2016 US$M	Revenue[i]	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross[ii]	Exploration to profit[iii]
Australia Production Unit[iv]	707	542	349	193	1,166	246		
Bass Strait	930	690	174	516	3,082	226		
North West Shelf	1,171	830	182	648	1,389	180		
Atlantis	652	481	485	(4)	1,795	328		
Shenzi	499	386	245	141	1,133	55		
Mad Dog	123	84	44	40	697	128		
Eagle Ford	1,508	687	1,710	(1,023)	7,193	781		
Permian	260	52	279	(227)	1,114	365		
Haynesville	299	(67)	305	(372)	2,994	44		
Fayetteville	246	20	154	(134)	945	49		
Trinidad/Tobago[v]	123	95	22	73	986	(26)		
Algeria	144	41	33	8	44	86		
Exploration	–	(273)	97	(370)	758	–		
Other[vi][vii]	119	56	119	(63)	2,727	55		
Total Petroleum from Group production	6,781	3,624	4,198	(574)	26,023	2,517	590	288
Closed mines[viii]	–	20	–	20	(855)	–	–	–
Third party products	128	17	–	17	–	–		
Total Petroleum	6,909	3,661	4,198	(537)	25,168	2,517	590	288
Adjustment for equity accounted investments[ix]	(15)	(3)	(3)	–	–	–	–	–
Total Petroleum statutory result	**6,894**	**3,658**	**4,195**	**(537)**	**25,168**	**2,517**	**590**	**288**

Year ended 30 June 2015 (Restated) US$M	Revenue[i]	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross[ii]	Exploration to profit[iii]
Australia Production Unit[iv]	1,003	862	337	525	1,091	44		
Bass Strait	1,291	1,025	127	898	3,055	328		
North West Shelf	1,899	1,351	186	1,165	1,400	135		
Atlantis	1,071	904	368	536	2,146	354		
Shenzi	973	868	287	581	1,399	268		
Mad Dog	175	87	34	53	581	101		
Eagle Ford	2,932	1,792	2,172	(380)	10,754	2,315		
Permian	263	69	502	(433)	1,096	773		
Haynesville	532	13	554	(541)	5,916	411		
Fayetteville	448	162	195	(33)	2,960	183		
Trinidad/Tobago	220	159	28	131	827	10		
Algeria	309	247	38	209	97	23		
Exploration	–	(481)	48	(529)	733	–		
Other[vi][vii]	276	98	342	(244)	2,518	78		
Total Petroleum from Group production	11,392	7,156	5,218	1,938	34,573	5,023	567	529
Closed mines[viii]	–	47	–	47	(970)	–	–	–
Third party products	69	1	–	1	–	–		
Total Petroleum	11,461	7,204	5,218	1,986	33,603	5,023	567	529
Adjustment for equity accounted investments[ix]	(14)	(3)	(3)	–	–	–	–	–
Total Petroleum statutory result	**11,447**	**7,201**	**5,215**	**1,986**	**33,603**	**5,023**	**567**	**529**

14

BHP Billiton Results for the year ended 30 June 2016
(i) Petroleum revenue from Group production includes: crude oil US$3,566 million (2015: US$6,592 million), natural gas US$1,761 million (2015: US$2,489 million), LNG US$864 million (2015: US$1,366 million), NGL US$383 million (2015: US$665 million) and other US$192 million (2015: US$266 million).
(ii) Includes US$317 million of capitalised exploration (2015: US$86 million).
(iii) Includes US$15 million of exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation) (2015: US$48 million).
(iv) Australia Production Unit includes Macedon, Pyrenees, Minerva and Stybarrow (ceased production June 2015).
(v) Negative capital expenditure reflects movements in capital creditors.
(v) Predominantly divisional activities, business development, Pakistan (divested in December 2015), UK, Neptune and Genesis. Also includes the Caesar oil pipeline and the Cleopatra gas pipeline which are equity accounted investments and their financial information presented above with the exception of net operating assets reflects BHP Billiton’s share.
(vii) Goodwill associated with Onshore US of US$3,026 million is included in Other net operating assets (2015: US$3,026 million).
(viii) Comprises closed mining and smelting operations in Canada and the United States.
(ix) Total Petroleum segment Revenue excludes US$15 million (2015: US$14 million) revenue related to the Caesar oil pipeline and the Cleopatra gas pipeline. Total Petroleum segment Underlying EBITDA includes US$3 million (2015: US$3 million) D&A related to the Caesar oil pipeline and the Cleopatra gas pipeline.

News Release
Copper
Underlying EBITDA for the 2016 financial year decreased by US$2.6 billion to US$2.6 billion.
US$M
Underlying EBITDA for the year ended 30 June 2015 5,205
Net price impact(i) (2,179)
Change in volumes: productivity (878)
Productivity excluding Escondida grade impact 67
Escondida grade impact (945)
Change in controllable cash costs (119)
Productivity excluding Escondida grade impact 545
Escondida grade impact (664)
Change in other costs:
Exchange rates 323
Inflation (149)
Non-cash 187
One-off items(ii) 218
Other(iii) 11
Underlying EBITDA for the year ended 30 June 2016 2,619
(i) Average realised price: copper US$2.14/lb (2015: US$2.78/lb).
(ii) One-off items primarily reflects implementation of the Escondida Voluntary Redundancy Program in the 2015 financial year.
(iii) Other includes: fuel and energy; asset sales; other items (including profit from equity accounted investments).
Total copper production for the 2016 financial year decreased by eight per cent to 1,580 kt.
Escondida production decreased by 20 per cent to 979 kt despite a 28 per cent decline in grades.
Pampa Norte production increased by one per cent to 251 kt.
Olympic Dam production increased by 63 per cent to 203 kt reflecting improved smelter and mill utilisation following the Svedala mill outage in the prior period and higher grades.
Antamina production increased by 36 per cent to 146 kt due to higher grades and mill throughput.
Total copper production for the 2017 financial year is expected to increase by five per cent to 1.66 Mt.
Escondida production to increase by nine per cent to 1,070 kt enabled by the commissioning of the Escondida Water Supply (EWS) project and the ramp-up of the Los Colorados Extension (LCE) project, with volumes weighted to the second half of the 2017 financial year.
Pampa Norte production to increase with the commissioning of the Spence Recovery Optimisation project which is expected to ramp-up during the September 2016 quarter and achieve an annualised production rate of approximately 200kt from the December 2016 quarter.
Olympic Dam production to remain broadly unchanged from the 2016 financial year.
Antamina production to decrease by 11 per cent to 130 kt as the planned mining sequence moves through lower copper grades and zones of high zinc content. Zinc production is expected to increase from 55 kt to approximately 90 kt in the 2017 financial year.
We will continue to unlock latent capacity across our copper assets. Following the approval of the US$180 million (100 per cent basis) LCE project, first production is expected in the second half of the 2017 financial year adding incremental capacity of approximately 200 ktpa in the 2018 financial year. In the medium term, the Spence Growth Option has the potential to extend mining operations by more than 50 years and increase copper capacity by approximately 200 ktpa. Final Board review is expected in the second half of the 2017 calendar year.

BHP Billiton Results for the year ended 30 June 2016

Unit cash costs at our operated copper assets increased by nine per cent to US$1.20 per pound during the 2016 financial year due to anticipated grade decline at Escondida. This was six per cent lower than prior guidance of US$1.27 per pound and was underpinned by a significant reduction in absolute costs. In addition, Olympic Dam unit cash costs declined by 29 per cent to US$1.38 per pound as a result of productivity-led cost improvements and a further reduction in labour and contractor costs. In the 2017 financial year unit cash costs at our operated copper assets are expected to decline by 12 per cent to US$1.05[(4)] per pound.

Escondida's Underlying EBITDA declined by US$2.3 billion in the 2016 financial year and reflected lower realised prices and grade-related volume decline. This was partially offset by a US$369 million (US$269 million post tax) increase in estimated recoverable copper contained in the sulphide leach pad following the successful completion of the Escondida Bioleach Pad Extension project and productivity initiatives.

Escondida's unit cash costs increased by 11 per cent to US$1.12 per pound. This was seven per cent lower than guidance due to a significant reduction in absolute costs and productivity initiatives. On a grade-adjusted basis, unit costs declined by 22 per cent to US$0.79 per pound. In the 2017 financial year, Escondida unit costs are expected to decline by 11 per cent to US$1.00 per pound[(4)] largely reflecting higher concentrate throughput as a result of EWS commissioning and ongoing productivity improvements.

Escondida unit costs (US$M)	H2 FY16	H1 FY16	FY16	FY15
Revenue	2,684	2,197	4,881	7,819
Underlying EBITDA	1,315	428	1,743	4,064
Cash costs (gross)	1,369	1,769	3,138	3,755
Less: one-off items	-	-	-	188
Less: by-product credits	148	74	222	177
Less: freight	38	37	75	117
Less: treatment and refining charges	203	153	356	474
Cash costs (net)[(i)]	980	1,505	2,485	2,799
Sales (kt, equity share)[(ii)]	532	470	1,002	1,259
Sales (Mlb, equity share)[(ii)]	1,172	1,037	2,209	2,775
Cash cost per pound (US$)	**0.84**	**1.45**	**1.12**	**1.01**
Escondida grade adjustment	0.25	0.43	0.33	Base year
Adjusted cash cost per pound (US$)	**0.59**	**1.02**	**0.79**	**1.01**

(i) Royalties are reported within taxation expense.

(ii) Sales volumes adjusted to exclude intercompany sales and purchases.

17

News Release

Financial information for Copper for the 2016 and 2015 financial years is presented below.

Year ended 30 June 2016 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Escondida(i)	4,881	1,743	930	813	14,449	2,268		
Pampa Norte(ii)	1,098	401	401	–	1,786	321		
Antamina(iii)	891	439	114	325	1,349	198		
Olympic Dam	1,432	385	237	148	6,339	197		
Other(iii)(iv)	–	(158)	10	(168)	(79)	–		
Total Copper from Group production	8,302	2,810	1,692	1,118	23,844	2,984		
Third party products	838	46	–	46	–	–		
Total Copper	9,140	2,856	1,692	1,164	23,844	2,984	65	65
Adjustment for equity accounted investments(v)	(891)	(237)	(115)	(122)	–	(198)	(1)	(1)
Total Copper statutory result	**8,249**	**2,619**	**1,577**	**1,042**	**23,844**	**2,786**	**64**	**64**

Year ended 30 June 2015 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Escondida(i)	7,819	4,064	920	3,144	13,909	3,273		
Pampa Norte(ii)	1,437	762	669	93	1,926	242		
Antamina(iii)	854	420	107	313	1,379	163		
Olympic Dam	1,244	280	253	27	6,665	307		
Other(iii)(iv)	–	(152)	11	(163)	(178)	–		
Total Copper from Group production	11,354	5,374	1,960	3,414	23,701	3,985		
Third party products	953	23	–	23	–	–		
Total Copper	12,307	5,397	1,960	3,437	23,701	3,985	91	91
Adjustment for equity accounted investments(v)	(854)	(192)	(108)	(84)	–	(163)	(1)	(1)
Total Copper statutory result	**11,453**	**5,205**	**1,852**	**3,353**	**23,701**	**3,822**	**90**	**90**

(i) Escondida is consolidated under IFRS 10 and reported on a 100 per cent basis.

(ii) Includes Spence and Cerro Colorado.

(iii) Antamina and Resolution are equity accounted investments and their financial information presented above with the exception of net operating assets reflects BHP Billiton's share.

(iv) Predominantly comprises divisional activities, greenfield exploration and business development. Includes Resolution.

(v) Total Copper segment Revenue excludes US$891 million (2015: US$854 million) revenue related to Antamina. Total Copper segment Underlying EBITDA includes US$115 million (2015: US$108 million) D&A and US$122 million (2015: US$84 million) net finance costs and taxation benefit/(expense) related to Antamina and Resolution that are also included in Underlying EBIT. Copper segment Capital expenditure excludes US$198 million (2015: US$163 million) and US$1 million (2015: US$1 million) Exploration expenditure related to Antamina.

18

BHP Billiton Results for the year ended 30 June 2016

Iron Ore

Underlying EBITDA for the 2016 financial year decreased by US$3.0 billion to US$5.6 billion.

	US$M
Underlying EBITDA for the year ended 30 June 2015	**8,648**
Net price impact(i)	(3,623)
Change in volumes: productivity	53
Change in controllable cash costs	315
Change in other costs:	
Exchange rates	328
Inflation	(69)
Other(ii)	(53)
Underlying EBITDA for the year ended 30 June 2016	**5,599**

(i) Average realised price: iron ore US$44/wmt, FOB (2015: US$61/wmt, FOB).

(ii) Other includes: fuel and energy; non-cash; asset sales; other items. Other items includes loss from the equity accounted investment in Samarco, but does not include any financial impacts following the Samarco dam failure which has been treated as an exceptional item.

Total iron ore production for the 2016 financial year decreased by two per cent to 227 Mt.

- Western Australia Iron Ore (WAIO) production increased by two per cent to a record 257 Mt (100 per cent basis), as the Jimblebar mining hub operated at full capacity and utilisation at the Newman ore handing plant improved.
- Samarco production was 11 Mt (100 per cent basis). Mining and processing operations remain suspended following the dam failure. Sales from the final shipment of pellets were settled in the June 2016 quarter.

Total iron ore production for the 2017 financial year is expected to increase to between 228 and 237 Mt, excluding production from Samarco. WAIO production is forecast to increase to between 265 and 275 Mt (100 per cent basis) with volumes weighted to the last three quarters of the financial year.

The 24 month rail renewal and maintenance program, which will support the integrated supply chain's long-term reliability, is progressing on schedule. Along with our focus on productivity and the ramp-up of additional capacity at the Jimblebar mining hub, this should deliver an increase in system capacity to 290 Mtpa in the 2019 financial year. The installation of the new primary crusher and additional conveying capacity at Jimblebar is expected to be completed in the December 2016 quarter, with all associated spend included within WAIO's long-term average annual sustaining capital expenditure of approximately US$4 per tonne.

WAIO unit cash costs declined by 19 per cent to US$15 per tonne, underpinned by reductions in labour and contractor costs, increased equipment productivity, lower diesel prices and consumption and a stronger US dollar. In the 2017 financial year, unit costs are expected to decline a further seven per cent to US$14 per tonne(4).

WAIO unit costs (US$M)	H2 FY16	H1 FY16	FY16	FY15
Revenue	5,086	5,247	10,333	14,438
Underlying EBITDA	2,789	2,703	5,492	8,297
Cash costs (gross)	2,297	2,544	4,841	6,141
Less: freight	295	469	764	1,055
Less: royalties	374	366	740	979
Cash costs (net)	1,628	1,709	3,337	4,107
Sales (kt, equity share)	109,185	112,393	221,578	220,161
Cash cost per tonne (US$)	**14.91**	**15.21**	**15.06**	**18.65**

19

News Release

Financial information for Iron Ore for the 2016 and 2015 financial years is presented below.

Year ended 30 June 2016 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Western Australia Iron Ore	10,333	5,492	1,855	3,637	21,641	969		
Samarco(i)	442	196	46	150	(1,193)	42		
Other(ii)	121	(19)	4	(23)	93	86		
Total Iron Ore from Group production	10,896	5,669	1,905	3,764	20,541	1,097		
Third party products(iii)	84	(8)	–	(8)	–	–		
Total Iron Ore	10,980	5,661	1,905	3,756	20,541	1,097	92	74
Adjustment for equity accounted investments(iv)	(442)	(62)	(46)	(16)	–	(36)	–	–
Total Iron Ore statutory result	**10,538**	**5,599**	**1,859**	**3,740**	**20,541**	**1,061**	**92**	**74**

Year ended 30 June 2015 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Western Australia Iron Ore	14,438	8,297	1,713	6,584	22,804	1,911		
Samarco(i)	1,406	695	118	577	1,044	170		
Other(ii)	135	(8)	3	(11)	106	19		
Total Iron Ore from Group production	15,979	8,984	1,834	7,150	23,954	2,100		
Third party products(iii)	180	(10)	–	(10)	–	–		
Total Iron Ore	16,159	8,974	1,834	7,140	23,954	2,100	118	38
Adjustment for equity accounted investments(iv)	(1,406)	(326)	(118)	(208)	–	(170)	–	–
Total Iron Ore statutory result	**14,753**	**8,648**	**1,716**	**6,932**	**23,954**	**1,930**	**118**	**38**

(i) Samarco is an equity accounted investment and its financial information presented above with the exception of net operating assets reflects BHP Billiton Brasil's share. Includes BHP Billiton Brasil's share of operating profit prior to the Samarco dam failure but does not include any financial impacts following the dam failure which has been treated as an exceptional item.

(ii) Predominantly comprises divisional activities, towage services, business development and ceased operations.

(iii) Includes inter-segment and external sales of contracted gas purchases.

(iv) Total Iron Ore segment Revenue excludes US$442 million (2015: US$1,406 million) revenue related to Samarco. Total Iron Ore segment Underlying EBITDA includes US$46 million (2015: US$118 million) D&A and US$16 million (2015: US$208 million) net finance costs and taxation benefit/(expense) related to Samarco that are also included in Underlying EBIT. Iron Ore segment Capital expenditure excludes US$36 million (2015: US$170 million) related to Samarco.

20

BHP Billiton Results for the year ended 30 June 2016

Coal

Underlying EBITDA for the 2016 financial year decreased by US$607 million to US$635 million.

	US$M
Underlying EBITDA for the year ended 30 June 2015	**1,242**
Net price impact(i)	(917)
Change in volumes	28
Change in controllable cash costs	175
Change in other costs:	
Exchange rates	404
Inflation	(53)
One-off items(ii)	(118)
Ceased and sold operations	(181)
Other(iii)	55
Underlying EBITDA for the year ended 30 June 2016	**635**

(i) Average realised price: HCC US$83/t (2015: US$105/t); WCC US$69/t (2015: US$88/t); thermal coal US$48/t (2015: US$58/t).
(ii) One-off items reflects royalty and taxation matters.
(iii) Other includes: fuel and energy; asset sales; other items (including loss from equity accounted investments).

Metallurgical coal production increased by one per cent to 43 Mt and energy coal production decreased by 16 per cent to 34 Mt in the 2016 financial year.

- Record metallurgical coal production at five Queensland Coal mines and first production from the Haju mine in Indonesia, offset the cessation of production at Crinum and a convergence event at the Broadmeadow mine.
- Energy coal production declined following the divestment of the San Juan Mine, operational rescheduling at New South Wales Energy Coal (NSWEC) and unfavourable weather at NSWEC and Cerrejón.

Metallurgical coal production of 44 Mt and energy coal production of 30 Mt(8) is expected for the 2017 financial year.

- Higher wash-plant and truck utilisation at Queensland Coal will offset the planned divestment of IndoMet Coal. On 7 June 2016, BHP Billiton entered into an agreement to sell its 75 per cent interest in IndoMet Coal.
- Productivity improvements at NSWEC will partially offset the divestment of our New Mexico Coal assets, with the divestment of Navajo Coal completed on 29 July 2016. BHP Billiton will continue to manage Navajo Coal in accordance with the Mine Management Agreement until 31 December 2016. Excluding New Mexico Coal, energy coal volumes are expected to increase approximately 10 per cent.

Queensland Coal unit cash costs declined by 15 per cent to US$55 per tonne, supported by increased equipment and wash-plant utilisation, lower labour and contractor costs, lower diesel prices and a stronger US dollar. In the 2017 financial year, unit costs are expected to decline further to US$52 per tonne(4) reflecting continued productivity improvements. NSWEC unit costs decreased by two per cent to US$41 per tonne despite lower volumes and are expected to decline a further seven per cent to US$38 per tonne(4) in the 2017 financial year.

Queensland Coal unit costs (US$M)	H2 FY16	H1 FY16	FY16	FY15
Revenue	1,728	1,623	3,351	4,221
Underlying EBITDA	462	122	584	1,006
Cash costs (gross)	1,266	1,501	2,767	3,215
Less: freight	34	52	86	174
Less: royalties	98	218	316	290
Cash costs (net)	1,134	1,231	2,365	2,751
Sales (kt, equity share)	21,835	20,974	42,809	42,289
Cash cost per tonne (US$)	**51.93**	**58.69**	**55.25**	**65.05**

Long-term average annual sustaining capital expenditure is forecast to be approximately US$6 per tonne for Queensland Coal and US$4 per tonne for NSWEC. In August 2016, BHP Billiton agreed with the New South Wales Government to cancel the exploration licence and cease progression of the Caroona Coal project for A$220 million.

21

News Release

Financial information for Coal for the 2016 and 2015 financial years is presented below.

Year ended 30 June 2016 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Queensland Coal	3,351	584	723	(139)	8,423	246		
New Mexico	320	114	43	71	45	5		
New South Wales Energy Coal[(i)]	914	133	155	(22)	1,181	15		
Colombia[(i)]	525	134	96	38	863	31		
Other[(ii)]	23	(88)	95	(183)	139	36		
Total Coal from Group production	5,133	877	1,112	(235)	10,651	333		
Third party products	6	–	–	–	–	–		
Total Coal	5,139	877	1,112	(235)	10,651	333	18	18
Adjustment for equity accounted investments[(iii)]	(621)	(242)	(128)	(114)	–	(35)	–	–
Total Coal statutory result	**4,518**	**635**	**984**	**(349)**	**10,651**	**298**	**18**	**18**

Year ended 30 June 2015 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Queensland Coal	4,221	1,006	719	287	9,154	599		
New Mexico	531	134	47	87	173	20		
New South Wales Energy Coal[(i)]	1,225	303	161	142	1,322	121		
Colombia[(i)]	719	231	105	126	924	73		
Other[(ii)]	–	(91)	1	(92)	196	17		
Total Coal from Group production	6,696	1,583	1,033	550	11,769	830		
Third party products	7	–	–	–	–	–		
Total Coal	6,703	1,583	1,033	550	11,769	830	20	20
Adjustment for equity accounted investments[(iii)]	(818)	(341)	(139)	(202)	–	(101)	–	–
Total Coal statutory result	**5,885**	**1,242**	**894**	**348**	**11,769**	**729**	**20**	**20**

(i) Newcastle Coal Infrastructure Group and Cerrejón are equity accounted investments and their financial information presented above with the exception of net operating assets reflects BHP Billiton's share.

(ii) Predominantly comprises divisional activities and IndoMet Coal. D&A includes an US$85 million impairment for the planned divestment of IndoMet Coal.

(iii) Total Coal segment Revenue excludes US$621 million (2015: US$818 million) revenue related to Newcastle Coal Infrastructure Group and Cerrejón. Total Coal segment Underlying EBITDA includes US$96 million (2015: US$105 million) D&A and US$46 million (2015: US$126 million) net finance costs and taxation benefit/(expense) related to Cerrejón, that are also included in Underlying EBIT. Total Coal segment Underlying EBITDA excludes US$32 million (2015: US$34 million) D&A and US$68 million (2015: US$76 million) total EBIT related to Newcastle Coal Infrastructure Group, that is excluded from Underlying EBIT. Coal segment Capital expenditure excludes US$35 million (2015: US$101 million) related to Newcastle Coal Infrastructure Group and Cerrejón.

22

BHP Billiton Results for the year ended 30 June 2016
Group and unallocated items
Underlying EBITDA expense decreased by US$273 million to US$171 million in the 2016 financial year. The decrease reflected a US$170 million reduction in corporate overheads, lower operating costs at Nickel West, and a prior period self-insurance claim related to the mill outage at Olympic Dam of US$238 million. This was partially offset by weaker average realised prices received by Nickel West.
Corporate overheads have now declined approximately 40 per cent since the 2012 financial year.
Resources and reserves assessment
BHP Billiton is confirming revised resources and reserves estimates for Samarco following the dam failure and will provide updated information in due course.

News Release
The financial information on pages 27 to 46 has been prepared in accordance with IFRS. This news release including the financial information is unaudited. Variance analysis relates to the relative financial and/or production performance of BHP Billiton and/or its operations during the 2016 financial year compared with the 2015 financial year, unless otherwise noted.
The following abbreviations may have been used throughout this report: barrels (bbl); billion cubic feet (bcf); barrels of oil equivalent (boe); cost and freight (CFR); cost, insurance and freight (CIF), dry metric tonne unit (dmtu); free on board (FOB); grams per tonne (g/t); kilograms per tonne (kg/t); kilometre (km); metre (m); million barrels of oil equivalent (MMboe); million barrels of oil equivalent per day (MMboe/d); thousand cubic feet equivalent (Mcfe); million cubic feet per day (MMcf/d); million pounds (Mlb); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); pounds (lb); thousand barrels of oil equivalent (Mboe); thousand ounces (koz); thousand standard cubic feet (Mscf); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); and wet metric tonnes (wmt).
The following footnotes apply to this Results Announcement:
(1) Underlying attributable profit, Underlying EBIT and Underlying EBITDA are used to reflect the underlying performance of BHP Billiton. We believe that these non-IFRS measures provide useful information, but should not be considered as an indication of, or as an alternative to, Attributable (loss)/profit as an indicator of actual operating performance or as an alternative to cash flow as a measure of liquidity. In past periods we have reported Underlying EBIT as a key non-IFRS measure of operating results. We believe focusing on Underlying EBITDA more closely reflects the operating cash generative capacity and hence the underlying performance of our business. Underlying EBITDA is the key measure that management uses internally to assess the performance of our segments and make decisions on the allocation of resources and is more relevant to capital intensive industries with long-life assets.
• Underlying attributable profit is Attributable (loss)/profit excluding discontinued operations and any exceptional items and non-controlling interest in exceptional items.
• Underlying EBIT is earnings before net finance costs, taxation, discontinued operations and any exceptional items. Underlying EBIT is reported before net finance costs and taxation benefit/(expense) of US$184 million (2015: US$418 million) related to equity accounted investments and excludes exceptional items of US$1,227 million (2015: US$ nil) related to share of loss from equity accounted investments.
• Underlying EBITDA is Underlying EBIT before depreciation, amortisation and impairments of US$8,871 million for the 2016 financial year (2015: US$9,986 million). Underlying EBITDA is reported before net finance costs and taxation benefit/(expense), depreciation, amortisation and impairments related to equity accounted investments of US$476 million (2015: US$786 million) and excludes exceptional items of US$1,227 million (2015: US$ nil) related to share of loss from equity accounted investments.
(2) Further non-IFRS measures are defined as follows and comparatives exclude discontinued operations unless otherwise stated:
• Adjusted effective tax rate – comprises Total taxation benefit/(expense) excluding exceptional items and exchange rate movements included in taxation benefit/(expense) divided by (Loss)/profit before taxation and exceptional items.
• Net operating assets – represents operating assets net of operating liabilities including the carrying value of equity accounted investments and predominantly excludes cash balances, loans to associates, interest bearing liabilities and deferred tax balances. The carrying value of investments accounted for using the equity accounted method represents the balance of the Group’s investment in equity accounted investments, with no adjustment for any cash balances, interest bearing liabilities and deferred tax balances of the equity accounted investment.
• Underlying basic earnings per share – represents underlying attributable profit per basic share.
• Underlying EBITDA margin – comprises Underlying EBITDA excluding third party product EBITDA, divided by revenue excluding third party product revenue.
Other financial measures are defined as follows:
• Free cash flow – comprises net operating cash flows less net investing cash flows.
• Gearing ratio – represents the ratio of net debt to net debt plus net assets.
• Net debt – comprises Interest bearing liabilities less Cash and cash equivalents for the total operations within the Group at the reporting date.
(3) Represents productivity-led volume efficiencies, operating cash cost efficiencies and exploration and business development savings. Productivity-led volume efficiencies refer to volume increases, excluding volume increases from major capital projects, multiplied by the prior period Underlying EBITDA margin. Operating cash cost efficiencies refer to the reduction in costs, excluding the impact of volume, price-linked costs, exchange rates, inflation, fuel and energy, non-cash costs, one-off items, asset sales, ceased and sold operations and other items. Exploration and business development savings refers to the reduction in total exploration and business development costs including capitalised exploration.
(4) Conventional petroleum unit cash costs exclude inventory movements, freight, and third party and exploration expense; WAIO, Queensland Coal and NSWEC unit cash costs exclude freight and royalties; Escondida unit cash costs exclude freight and treatment and refining charges and are net of by-product credits. 2017 financial year unit cost guidance is based on exchange rates of AUD/USD 0.71 and USD/CLP 698. Escondida grade-adjusted unit cost is shown on a grade-equivalent basis relative to the 2015 financial year, as grades declined by 28 per cent in the 2016 financial year. Other forward-looking guidance is based on internal exchange rate assumptions.
(5) “Cash basis” capital and exploration expenditure represents purchases of property, plant and equipment plus exploration expenditure from the Consolidated Cash Flow Statement. “BHP Billiton share” capital and exploration expenditure represents the “cash basis”, plus BHP Billiton’s share of equity accounted investments, less capitalised deferred stripping and non-controlling interests.
(6) The 30 June 2015 information in this report has been presented on a continuing operations basis to exclude the contribution from assets that were demerged with South32, unless otherwise noted. The prior period’s contribution of the South32 assets to the Group’s results are disclosed as discontinued operations within the Group’s financial statements.
(7) Copper equivalent production growth based on 2016 financial year average realised prices.
(8) Energy Coal guidance excludes production from the Navajo Coal mine.

BHP Billiton Results for the year ended 30 June 2016
Forward-looking statements
This release contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, our future revenues from our operations, projects or mines described in this release will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the U.S. Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events.
Past performance cannot be relied on as a guide to future performance.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This release may also include certain non-IFRS and other financial measures including Adjusted effective tax rate, Free cash flow, Gearing ratio, Net debt, Net operating assets, Underlying attributable profit, Underlying basic (loss)/earnings per share, Underlying EBIT margin and Underlying EBITDA margin. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS and other financial measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
No offer of securities
Nothing in this release should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP Billiton.
Reliance on third party information
The views expressed in this release contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This release should not be relied upon as a recommendation or forecast by BHP Billiton.
No financial or investment advice – South Africa
BHP Billiton does not provide any financial or investment ‘advice’ as that term is defined in the South African Financial Advisory and Intermediary Services Act, 37 of 2002, and we strongly recommend that you seek professional advice.

News Release
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BHP Billiton Group
Financial Information
Year ended
30 June 2016

Financial Information
Contents
Financial Information Page
Consolidated Income Statement 29
Consolidated Statement of Comprehensive Income 30
Consolidated Balance Sheet 31
Consolidated Cash Flow Statement 32
Consolidated Statement of Changes in Equity 33
Notes to the Financial Information 34
The financial information included in this document for the year ended 30 June 2016 is unaudited and has been derived from the draft financial report of the BHP Billiton Group for the year ended 30 June 2016. The financial information does not constitute the Group’s full statutory accounts for the year ended 30 June 2016, which will be approved by the Board, reported on by the auditors, and subsequently filed with the UK Registrar of Companies and the Australian Securities and Investments Commission.
The financial information set out on pages 27 to 46 for the year ended 30 June 2016 has been prepared on the basis of accounting policies and methods of computation consistent with those applied in the 30 June 2015 financial statements contained within the Annual Report of the BHP Billiton Group.
The comparative figures for the financial years ended 30 June 2015 and 30 June 2014 are not the statutory accounts of the BHP Billiton Group for those financial years. Those accounts have been reported on by the company’s auditor and delivered to the Registrar of Companies. The reports of the auditor were (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the reports and (iii) did not contain a statement under Section 498(2) or (3) of the UK Companies Act 2006. All amounts are expressed in US dollars unless otherwise stated. The BHP Billiton Group’s presentation currency and the functional currency of the majority of its operations is US dollars as this is the principal currency of the economic environment in which it operates. Amounts in this financial information have, unless otherwise indicated, been rounded to the nearest million dollars.

BHP Billiton Results for the year ended 30 June 2016
Consolidated Income Statement for the year ended 30 June 2016
Notes
Year ended 30 June 2016 US$M
Year ended 30 June 2015 US$M
Year ended 30 June 2014 US$M
Continuing operations
Revenue 1 30,912 44,636 56,762
Other income 444 496 1,225
Expenses excluding net finance costs (35,487) (37,010) (36,523)
(Loss)/profit from equity accounted investments, related impairments and expenses 3 (2,104) 548 1,185
(Loss)/profit from operations (6,235) 8,670 22,649
Financial expenses (1,161) (702) (995)
Financial income 137 88 81
Net finance costs 4 (1,024) (614) (914)
(Loss)/profit before taxation (7,259) 8,056 21,735
Income tax benefit/(expense) 1,297 (2,762) (6,266)
Royalty-related taxation (net of income tax benefit) (245) (904) (514)
Total taxation benefit/(expense) 1,052 (3,666) (6,780)
(Loss)/profit after taxation from Continuing operations (6,207) 4,390 14,955
Discontinued operations
(Loss)/profit after taxation from Discontinued operations - (1,512) 269
(Loss)/profit after taxation from Continuing and Discontinued operations (6,207) 2,878 15,224
Attributable to non-controlling interests 178 968 1,392
Attributable to owners of BHP Billiton Group (6,385) 1,910 13,832
Basic (loss)/earnings per ordinary share (cents) 5 (120.0) 35.9 260.0
Diluted (loss)/earnings per ordinary share (cents) 5 (120.0) 35.8 259.1
Basic (loss)/earnings from Continuing operations per ordinary share (cents) 5 (120.0) 65.5 256.5
Diluted (loss)/earnings from Continuing operations per ordinary share (cents) 5 (120.0) 65.3 255.7
Dividends per ordinary share – paid during the period (cents) 6 78.0 124.0 118.0
Dividends per ordinary share – determined in respect of the period (cents) 6 30.0 124.0 121.0
The accompanying notes form part of this financial information.

Financial Information
Consolidated Statement of Comprehensive Income for the year ended 30 June 2016
Year ended 30 June 2016 US$M
Year ended 30 June 2015 US$M
Year ended 30 June 2014 US$M
(Loss)/profit after taxation from Continuing and Discontinued operations (6,207) 2,878 15,224
Other comprehensive income
Items that may be reclassified subsequently to the income statement:
Available for sale investments:
Net valuation gains/(losses) taken to equity 2 (21) (15)
Net valuation losses/(gains) transferred to the income statement 1 (115) (14)
Cash flow hedges:
(Losses)/gains taken to equity (566) (1,797) 681
Losses/(gains) transferred to the income statement 664 1,815 (678)
Exchange fluctuations on translation of foreign operations taken to equity (1) (2) (1)
Exchange fluctuations on translation of foreign operations transferred to income statement (10) - -
Tax recognised within other comprehensive income (30) 29 3
Total items that may be reclassified subsequently to the income statement 60 (91) (24)
Items that will not be reclassified to the income statement:
Remeasurement (losses)/gains on pension and medical schemes (20) (28) 57
Tax recognised within other comprehensive income (17) (17) 12
Total items that will not be reclassified to the income statement (37) (45) 69
Total other comprehensive income/(loss) 23 (136) 45
Total comprehensive (loss)/income (6,184) 2,742 15,269
Attributable to non-controlling interests 176 973 1,392
Attributable to owners of BHP Billiton Group (6,360) 1,769 13,877
The accompanying notes form part of this financial information.

BHP Billiton Results for the year ended 30 June 2016
Consolidated Balance Sheet as at 30 June 2016
30 June 2016 US$M
30 June 2015 US$M
ASSETS
Current assets
Cash and cash equivalents 10,319 6,753
Trade and other receivables 3,155 4,321
Other financial assets 121 83
Inventories 3,411 4,292
Current tax assets 567 658
Other 141 262
Total current assets 17,714 16,369
Non-current assets
Trade and other receivables 867 1,499
Other financial assets 2,680 1,159
Inventories 764 466
Property, plant and equipment 83,975 94,072
Intangible assets 4,119 4,292
Investments accounted for using the equity method 2,575 3,712
Deferred tax assets 6,147 2,861
Other 112 150
Total non-current assets 101,239 108,211
Total assets 118,953 124,580
LIABILITIES
Current liabilities
Trade and other payables 5,389 7,389
Interest bearing liabilities 4,653 3,201
Other financial liabilities 5 251
Current tax payable 451 207
Provisions 1,765 1,676
Deferred income 77 129
Total current liabilities 12,340 12,853
Non-current liabilities
Trade and other payables 13 29
Interest bearing liabilities 31,768 27,969
Other financial liabilities 1,778 1,031
Deferred tax liabilities 4,324 4,542
Provisions 8,381 7,306
Deferred income 278 305
Total non-current liabilities 46,542 41,182
Total liabilities 58,882 54,035
Net assets 60,071 70,545
EQUITY
Share capital – BHP Billiton Limited 1,186 1,186
Share capital – BHP Billiton Plc 1,057 1,057
Treasury shares (33) (76)
Reserves 2,538 2,557
Retained earnings 49,542 60,044
Total equity attributable to owners of BHP Billiton Group 54,290 64,768
Non-controlling interests 5,781 5,777
Total equity 60,071 70,545
The accompanying notes form part of this financial information.

Financial Information

Consolidated Cash Flow Statement for the year ended 30 June 2016

	Year ended 30 June 2016 US$M	Year ended 30 June 2015 US$M	Year ended 30 June 2014 US$M
Operating activities			
(Loss)/profit before taxation from Continuing operations	**(7,259)**	8,056	21,735
Adjustments for:			
Non-cash or non-operating exceptional items	**9,645**	3,196	(551)
Depreciation and amortisation expense	**8,661**	9,158	7,716
Impairments of property, plant and equipment, financial assets and intangibles	**210**	828	478
Net finance costs	**1,024**	614	914
Share of operating profit of equity accounted investments	**(276)**	(548)	(1,185)
Other	**459**	503	95
Changes in assets and liabilities:			
Trade and other receivables	**1,714**	1,431	(349)
Inventories	**527**	151	(158)
Trade and other payables	**(1,661)**	(990)	238
Provisions and other assets and liabilities	**(373)**	(779)	385
Cash generated from operations	**12,671**	21,620	29,318
Dividends received	**301**	740	1,264
Interest received	**128**	86	120
Interest paid	**(830)**	(627)	(915)
Net income tax and royalty-related taxation refunded	**641**	348	1,064
Net income tax and royalty-related taxation paid	**(2,286)**	(4,373)	(7,211)
Net operating cash flows from Continuing operations	**10,625**	17,794	23,640
Net operating cash flows from Discontinued operations	**-**	1,502	1,724
Net operating cash flows	**10,625**	19,296	25,364
Investing activities			
Purchases of property, plant and equipment	**(6,946)**	(11,947)	(15,224)
Exploration expenditure	**(765)**	(816)	(986)
Exploration expenditure expensed and included in operating cash flows	**430**	670	698
Net investment and funding of equity accounted investments	**40**	117	(29)
Proceeds from sale of assets	**107**	74	66
Proceeds from divestment of subsidiaries, operations and joint operations, net of their cash	**166**	256	812
Other investing	**(277)**	144	(471)
Net investing cash flows from Continuing operations	**(7,245)**	(11,502)	(15,134)
Net investing cash flows from Discontinued operations	**-**	(1,066)	(700)
Cash disposed on demerger of South32	**-**	(586)	-
Net investing cash flows	**(7,245)**	(13,154)	(15,834)
Financing activities			
Proceeds from interest bearing liabilities	**7,239**	3,440	6,000
Proceeds/(settlements) from debt related instruments	**156**	(33)	37
Repayment of interest bearing liabilities	**(2,788)**	(4,135)	(7,048)
Proceeds from ordinary shares	**-**	9	14
Contributions from non-controlling interests	**-**	53	1,435
Purchase of shares by Employee Share Ownership Plan (ESOP) Trusts	**(106)**	(355)	(368)
Dividends paid	**(4,130)**	(6,498)	(6,387)
Dividends paid to non-controlling interests	**(87)**	(554)	(119)
Net financing cash flows from Continuing operations	**284**	(8,073)	(6,436)
Net financing cash flows from Discontinued operations	**-**	(203)	(32)
Net financing cash flows	**284**	(8,276)	(6,468)
Net increase/(decrease) in cash and cash equivalents from Continuing operations	**3,664**	(1,781)	2,070
Net increase in cash and cash equivalents from Discontinued operations	**-**	233	992
Cash and cash equivalents, net of overdrafts, at beginning of the financial year	**6,613**	8,752	5,667
Cash disposed on demerger of South32	**-**	(586)	-
Foreign currency exchange rate changes on cash and cash equivalents	**(1)**	(5)	23
Cash and cash equivalents, net of overdrafts, at end of the financial year	**10,276**	6,613	8,752

The accompanying notes form part of this financial information.

32

BHP Billiton Results for the year ended 30 June 2016

Consolidated Statement of Changes in Equity for the year ended 30 June 2016

US$M	Attributable to owners of BHP Billiton Group								
	Share capital		Treasury shares						
	BHP Billiton Limited	BHP Billiton Plc	BHP Billiton Limited	BHP Billiton Plc	Reserves	Retained earnings	Total equity attributable to owners of BHP Billiton Group	Non-controlling interests	Total equity
Balance as at 1 July 2015	**1,186**	**1,057**	**(19)**	**(57)**	**2,557**	**60,044**	**64,768**	**5,777**	**70,545**
Total comprehensive loss	**–**	**–**	**–**	**–**	**60**	**(6,420)**	**(6,360)**	**176**	**(6,184)**
Transactions with owners:									
Purchase of shares by ESOP Trusts	–	–	(106)	–	–	–	(106)	–	(106)
Employee share awards exercised net of employee contributions	–	–	118	31	(193)	46	2	–	2
Employee share awards forfeited	–	–	–	–	(26)	26	–	–	–
Accrued employee entitlement for unexercised awards	–	–	–	–	140	–	140	–	140
Dividends	–	–	–	–	–	(4,154)	(4,154)	(172)	(4,326)
Equity contributed	–	–	–	–	–	–	–	–	–
Balance as at 30 June 2016	**1,186**	**1,057**	**(7)**	**(26)**	**2,538**	**49,542**	**54,290**	**5,781**	**60,071**
Balance as at 1 July 2014	1,186	1,069	(51)	(536)	2,927	74,548	79,143	6,239	85,382
Total comprehensive income	–	–	–	–	(96)	1,865	1,769	973	2,742
Transactions with owners:									
Shares cancelled	–	(12)	–	501	12	(501)	–	–	–
Purchase of shares by ESOP Trusts	–	–	(232)	(123)	–	–	(355)	–	(355)
Employee share awards exercised net of employee contributions and other adjustments	–	–	264	99	(461)	101	3	–	3
Employee share awards forfeited	–	–	–	–	(13)	13	–	–	–
Accrued employee entitlement for unexercised awards	–	–	–	–	247	–	247	–	247
Distribution to option holders	–	–	–	–	(1)	–	(1)	(1)	(2)
Dividends	–	–	–	–	–	(6,596)	(6,596)	(639)	(7,235)
In specie dividend on demerger	–	–	–	–	–	(9,445)	(9,445)	–	(9,445)
Equity contributed	–	–	–	–	1	–	1	52	53
Transfers within equity on demerger	–	–	–	–	(59)	59	–	–	–
Conversion of controlled entities to equity accounted investments	–	–	–	2	–	–	2	(847)	(845)
Balance as at 30 June 2015	1,186	1,057	(19)	(57)	2,557	60,044	64,768	5,777	70,545
Balance as at 1 July 2013	1,186	1,069	(8)	(532)	1,970	66,982	70,667	4,624	75,291
Total comprehensive income	–	–	–	–	(24)	13,901	13,877	1,392	15,269
Transactions with owners:									
Purchase of shares by ESOP Trusts	–	–	(290)	(78)	–	–	(368)	–	(368)
Employee share awards exercised net of employee contributions	–	–	247	74	(221)	(91)	9	–	9
Employee share awards forfeited	–	–	–	–	(32)	32	–	–	–
Accrued employee entitlement for unexercised awards	–	–	–	–	247	–	247	–	247
Distribution to option holders	–	–	–	–	(2)	–	(2)	(2)	(4)
Dividends	–	–	–	–	–	(6,276)	(6,276)	(252)	(6,528)
Equity contributed	–	–	–	–	989	–	989	477	1,466
Balance as at 30 June 2014	1,186	1,069	(51)	(536)	2,927	74,548	79,143	6,239	85,382

The accompanying notes form part of this financial information.

33

Financial Information

Notes to the Financial Information

1. Segment reporting

The Group operated four reportable segments during FY2016 aligned with the commodities that we extract and market, reflecting the structure used by the Group's management to assess the performance of the Group:

Reportable segment	Principal activities
Petroleum	Exploration, development and production of oil and gas
Copper	Mining of copper, silver, lead, zinc, molybdenum, uranium and gold
Iron Ore	Mining of iron ore
Coal	Mining of metallurgical coal and thermal (energy) coal

The segment reporting information for comparative periods has been presented on a continuing operations basis to exclude the contribution from assets that were demerged with South32.

Group and unallocated items includes Functions, other unallocated operations including Potash (previously disclosed in the former Petroleum and Potash reportable segment), Nickel West and consolidation adjustments. Comparative information for the years ended 30 June 2015 and 30 June 2014 have been restated for the effects of the change in the reporting related to Potash. Revenue not attributable to reportable segments also comprises the sale of freight and fuel to third parties. Exploration and technology activities are recognised within relevant segments.

US$M	Petroleum	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Year ended 30 June 2016						
Revenue	6,776	8,249	10,516	4,518	853	30,912
Inter-segment revenue	118	–	22	–	(140)	–
Total revenue	**6,894**	**8,249**	**10,538**	**4,518**	**713**	**30,912**
Underlying EBITDA[(a)]	**3,658**	**2,619**	**5,599**	**635**	**(171)**	**12,340**
Depreciation and amortisation	(4,147)	(1,560)	(1,817)	(890)	(247)	(8,661)
Impairment (losses)/reversals	(48)	(17)	(42)	(94)	(9)	(210)
Underlying EBIT[(a)]	**(537)**	**1,042**	**3,740**	**(349)**	**(427)**	**3,469**
Exceptional items	(7,184)	–	(2,388)	–	(132)	(9,704)
Net finance costs						(1,024)
(Loss)/profit before taxation						**(7,259)**
Capital expenditure	**2,517**	**2,786**	**1,061**	**298**	**284**	**6,946**
(Loss)/profit from equity accounted investments, related impairments and expenses	**(7)**	**155**	**(2,244)**	**(9)**	**1**	**(2,104)**
Investments accounted for using the equity method[(b)]	**280**	**1,388**	**–**	**901**	**6**	**2,575**
Total assets[(b)]	**30,476**	**26,143**	**24,330**	**12,754**	**25,250**	**118,953**
Total liabilities[(b)]	**5,308**	**2,299**	**3,789**	**2,103**	**45,383**	**58,882**

34

BHP Billiton Results for the year ended 30 June 2016

US$M	Petroleum	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Year ended 30 June 2015 (Restated)						
Revenue	11,180	11,453	14,649	5,885	1,469	44,636
Inter-segment revenue	267	–	104	–	(371)	–
Total revenue	11,447	11,453	14,753	5,885	1,098	44,636
Underlying EBITDA[(a)]	7,201	5,205	8,648	1,242	(444)	21,852
Depreciation and amortisation	(4,738)	(1,545)	(1,698)	(875)	(302)	(9,158)
Impairment (losses)/reversals	(477)	(307)	(18)	(19)	(7)	(828)
Underlying EBIT[(a)]	1,986	3,353	6,932	348	(753)	11,866
Exceptional items	(2,787)	–	–	–	(409)	(3,196)
Net finance costs						(614)
Profit before taxation						8,056
Capital expenditure	5,023	3,822	1,930	729	443	11,947
(Loss)/profit from equity accounted investments, related impairments and expenses	–	175	371	1	1	548
Investments accounted for using the equity method[(b)]	287	1,422	1,044	956	3	3,712
Total assets[(b)]	40,325	26,340	26,808	14,182	16,925	124,580
Total liabilities[(b)]	6,722	2,639	2,854	2,413	39,407	54,035
Year ended 30 June 2014 (Restated)						
Revenue	14,571	12,789	21,143	6,563	1,696	56,762
Inter-segment revenue	262	–	213	–	(475)	–
Total revenue	14,833	12,789	21,356	6,563	1,221	56,762
Underlying EBITDA[(a)]	9,826	6,127	13,531	1,258	(450)	30,292
Depreciation and amortisation	(3,945)	(1,371)	(1,464)	(683)	(253)	(7,716)
Impairment (losses)/reversals	(309)	(88)	35	–	(116)	(478)
Underlying EBIT[(a)]	5,572	4,668	12,102	575	(819)	22,098
Exceptional items	–	551	–	–	–	551
Net finance costs						(914)
Profit before taxation						21,735
Capital expenditure	5,879	3,697	2,949	1,971	728	15,224
(Loss)/profit from equity accounted investments, related impairments and expenses	(4)	438	607	140	4	1,185
Investments accounted for using the equity method[(b)]	115	1,386	1,069	1,079	15	3,664
Total assets[(b)]	44,576	24,255	27,412	14,919	40,251	151,413
Total liabilities[(b)]	7,317	2,258	4,022	3,010	49,424	66,031

(a) Underlying EBIT is earnings before net finance costs, taxation, discontinued operations and any exceptional items. Underlying EBIT is reported before net finance costs and taxation benefits/(expense) related to equity accounted investments and excludes exceptional items related to equity accounted investments. Underlying EBITDA is Underlying EBIT before depreciation, amortisation and impairments.

(b) Total segment assets and liabilities of each commodity represents operating assets net of operating liabilities including the carrying amount of equity accounted investments and predominantly excludes cash balances, loans to associates, interest bearing liabilities and deferred tax balances. The carrying value of investments accounted for using the equity method represents the balance of the Group's investment in equity accounted investments, with no adjustment for any cash balances, interest bearing liabilities and deferred tax balances of the equity accounted investment.

35

Financial Information

2. Exceptional items

Exceptional items are those items where their nature and amount is considered material to the financial statements. Such items included within the Group's loss for the year are detailed below:

Year ended 30 June 2016	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Samarco dam failure	(2,450)	253	(2,197)
Impairment of Onshore US assets[(a)]	(7,184)	2,300	(4,884)
Global taxation matters	(70)	(500)	(570)
Total	**(9,704)**	**2,053**	**(7,651)**

(a) Includes amounts attributable to non-controlling interests of US$(51) million after tax benefit.

Samarco Mineração SA (Samarco) dam failure

The exceptional loss of US$2,450 million (before tax) related to the Samarco dam failure in November 2015 comprises the following:

Year ended 30 June 2016	US$M
Share of loss relating to the Samarco dam failure	(655)
Impairment of the carrying value of the investment in Samarco	(525)
Samarco dam failure provision	(1,200)
Costs incurred directly by BHP Billiton in relation to the Samarco dam failure	(70)
Loss from equity accounted investments, related impairments and expenses[(a)]	**(2,450)**

(a) BHP Billiton Brasil Ltda has adjusted its investment in Samarco to US$ nil (resulting from US$(655) million share of loss from Samarco and US$(525) million impairment), recognised a provision of US$(1,200) million for potential obligations under the Framework Agreement and together with other BHP Billiton entities incurred US$(70) million of direct costs in relation to the Samarco dam failure. US$(572) million of the US$(1,200) million provision represents an additional share of loss from Samarco with the remaining US$(628) million recognised as provision expense. Refer to note 7 Significant events for further information.

Impairment of Onshore US assets

The Group recognised an impairment charge of US$4.9 billion (after tax benefit) against the carrying value of its Onshore US assets in the year ended 30 June 2016. The impairment reflects changes to price assumptions, discount rates and development plans. This follows significant volatility and much weaker prices experienced in the oil and gas industry which have more than offset our substantial productivity improvements.

Global taxation matters

Global tax matters include amounts provided for unresolved tax matters and other claims for which the timing of resolution and potential economic outflow are uncertain.

Year ended 30 June 2015	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Impairment of Onshore US assets	(2,787)	829	(1,958)
Impairment of Nickel West assets	(409)	119	(290)
Repeal of Minerals Resource Rent Tax legislation[(a)]	–	(698)	(698)
Total	**(3,196)**	**250**	**(2,946)**

(a) Includes amounts attributable to non-controlling interests of US$(12) million.

Year ended 30 June 2014	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Sale of Pinto Valley	551	(166)	385
Total	**551**	**(166)**	**385**

36

BHP Billiton Results for the year ended 30 June 2016

3. Interests in associates and joint venture entities

The Group's major shareholdings in associates and joint venture entities, including their (loss)/profit, are listed below:

	Ownership interest at BHP Billiton Group reporting date[(a)]			(Loss)/profit from equity accounted investments, related impairments and expenses		
	30 June 2016 %	30 June 2015 %	30 June 2014 %	Year ended 30 June 2016 US$M	Year ended 30 June 2015 US$M	Year ended 30 June 2014 US$M
Share of operating (loss)/profit of equity accounted investments:						
Carbones del Cerrejón LLC	**33.33**	33.33	33.33	**(24)**	(20)	115
Compañia Minera Antamina SA	**33.75**	33.75	33.75	**203**	229	476
Samarco Mineração SA[(b)(c)]	**50.00**	50.00	50.00	**(1,091)**	371	607
Other				**(39)**	(32)	(13)
Share of operating (loss)/profit of equity accounted investments				**(951)**	548	1,185
Samarco dam failure provision expense[(b)(d)]				**(628)**	–	–
Impairment of Samarco Mineração SA[(b)(d)]				**(525)**	–	–
(Loss)/profit from equity accounted investments, related impairments and expenses				**(2,104)**	548	1,185

(a) The ownership interest at the Group's and the associates and joint venture entities' reporting dates are the same.

(b) Refer to note 7 Significant events for further information regarding the financial impact of the Samarco dam failure in November 2015 on BHP Billiton Brasil's share of Samarco's operating profit.

(c) US$(1,091) million represents US$(1,227) million share of loss relating to the Samarco dam failure (exceptional item) and US$136 million share of operating profit prior to the dam failure.

(d) BHP Billiton Brasil Ltda has adjusted its investment in Samarco to US$ nil (resulting from US$(655) million share of loss from Samarco and US$(525) million impairment) and recognised a provision of US$(1,200) million for potential obligations under the Framework Agreement. US$(572) million of the US$(1,200) million provision represents an additional share of loss from Samarco with the remaining US$(628) million recognised as provision expense.

4. Net finance costs

	Year ended 30 June 2016 US$M	Year ended 30 June 2015 US$M	Year ended 30 June 2014 US$M
Financial expenses			
Interest on bank loans, overdrafts and all other borrowings	**971**	526	668
Interest capitalised at 2.61% (2015: 1.94%; 2014: 1.82%)[(a)]	**(123)**	(148)	(182)
Discounting on provisions and other liabilities	**313**	333	338
Fair value change on hedged loans	**1,444**	372	328
Fair value change on hedging derivatives	**(1,448)**	(358)	(292)
Fair value change on non-hedging derivatives	**–**	–	101
Exchange variations on net debt	**(24)**	(63)	4
Other financial expenses	**28**	40	30
	1,161	702	995
Financial income			
Interest income	**(137)**	(88)	(81)
Net finance costs	**1,024**	614	914

(a) Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. Tax relief for capitalised interest is approximately US$37 million (30 June 2015: US$42 million; 30 June 2014: US$53 million)

37

Financial Information

5. Earnings per share

	2016	2015	2014
(Loss)/earnings attributable to owners of BHP Billiton Group (US$M)			
- Continuing operations	**(6,385)**	3,483	13,648
- Total	**(6,385)**	1,910	13,832
Weighted average number of shares (Million)			
- Basic[(a)]	**5,322**	5,318	5,321
- Diluted[(b)]	**5,322**	5,333	5,338
Basic (loss)/earnings per ordinary share (US cents)[(c)]			
- Continuing operations	**(120.0)**	65.5	256.5
- Total	**(120.0)**	35.9	260.0
Diluted (loss)/earnings per ordinary share (US cents)[(c)]			
- Continuing operations	**(120.0)**	65.3	255.7
- Total	**(120.0)**	35.8	259.1

(a) The calculation of the number of ordinary shares used in the computation of basic earnings per share is the aggregate of the weighted average number of ordinary shares of BHP Billiton Limited and BHP Billiton Plc outstanding during the period after deduction of the number of shares held by the Billiton Employee Share Ownership Plan Trust and the BHP Billiton Employee Equity Trust.

(b) The conversion of options and share rights would decrease the loss per share for the year ended 30 June 2016 and therefore its impact has been excluded from the diluted earnings per share calculation (2015: 160,116 antidilutive shares; 2014: 183,181 antidilutive shares). For the purposes of calculating diluted earnings per share, the effect of 15 million of dilutive securities has been taken into account for the year ended 30 June 2015 and 17 million shares for the year ended 30 June 2014. The Group's only potential dilutive ordinary shares are share awards granted under employee share ownership plans.

(c) Each American Depositary Share represents twice the earnings for BHP Billiton ordinary shares.

6. Dividends

	Year ended 30 June 2016		Year ended 30 June 2015		Year ended 30 June 2014	
	US cents	US$M	US cents	US$M	US cents	US$M
Dividends paid during the period (per share)[(a)]						
Prior year final dividend	62.0	3,299	62.0	3,292	59.0	3,135
Interim dividend	16.0	855	62.0	3,304	59.0	3,141
	78.0	4,154	124.0	6,596	118.0	6,276

(a) 5.5 per cent dividend on 50,000 preference shares of £1 each determined and paid annually (30 June 2015: 5.5 per cent; 30 June 2014: 5.5 per cent).

The Dual Listed Company merger terms require that ordinary shareholders of BHP Billiton Limited and BHP Billiton Plc are paid equal cash dividends on a per share basis. Each American Depositary Share (ADS) represents two ordinary shares of BHP Billiton Limited or BHP Billiton Plc. Dividends determined on each ADS represent twice the dividend determined on BHP Billiton ordinary shares.

Dividends are determined after period-end in the announcement of the results for the period. Interim dividends are determined in February and paid in March. Final dividends are determined in August and paid in September. Dividends determined are not recorded as a liability at the end of the period to which they relate. Subsequent to year-end, on 16 August 2016 BHP Billiton determined a final dividend of 14.0 US cents per share (US$746 million), which will be paid on 20 September 2016 (30 June 2015: final dividend of 62.0 US cents per share - US$3,301 million, 30 June 2014: final dividend of 62.0 US cents per share - US$3,301 million).

BHP Billiton Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

	2016 US$M	2015 US$M	2014 US$M
Franking credits as at 30 June	**9,640**	11,295	13,419
Franking credits/(debits) arising from the payment/(refund) of current tax	**81**	(428)	(29)
Total franking credits available[(a)]	**9,721**	10,867	13,390

(a) The payment of the final 2016 dividend determined after 30 June 2016 will reduce the franking account balance by US$193 million.

38

BHP Billiton Results for the year ended 30 June 2016
7. Significant events – Samarco dam failure
On 5 November 2015, the Samarco Mineração S.A (Samarco) iron ore operation in Minas Gerais, Brazil, experienced a tailings dam failure that resulted in a release of mine tailings, flooding the community of Bento Rodrigues and impacting other communities downstream (the Samarco dam failure). Refer to pages 2 and 3 for further details. Samarco is jointly owned by BHP Billiton Brasil Limitada (BHP Billiton Brasil) and Vale S.A (Vale). BHP Billiton Brasil’s 50 per cent interest is accounted for as an equity accounted joint venture investment. BHP Billiton Brasil does not separately recognise its share of the underlying assets and liabilities of Samarco, but instead records the investment as one line on the balance sheet. Each period, BHP Billiton Brasil recognises its 50 per cent share of Samarco’s profit or loss and adjusts the carrying value of the investment in Samarco accordingly. Such adjustment continues until the investment carrying value is reduced to US$ nil, with any additional share of Samarco losses only recognised to the extent that BHP Billiton Brasil has an obligation to fund the losses, or when future investment funding is provided. After applying equity accounting, any remaining carrying value of the investment is tested for impairment.
Any charges relating to the Samarco dam failure incurred directly by BHP Billiton Brasil or other BHP Billiton entities are recognised 100 per cent in the Group’s results.
The financial impacts of the Samarco dam failure on the Group’s income statement, balance sheet and cash flow statement for the year ended 30 June 2016 are shown in the table below and have been treated as an exceptional item. The table below does not include BHP Billiton Brasil’s share of the results of Samarco prior to the Samarco dam failure, which is disclosed in the note 3 Interests in associates and joint venture entities, along with the summary financial information related to Samarco as at 30 June 2016.
Year ended
30 June 2016
Financial impacts of Samarco dam failure US$M
Income statement
Expenses excluding net finance costs
- Costs incurred directly by BHP Billiton Brasil and other BHP Billiton entities in relation to the Samarco dam failure(a) (70)
(Loss)/profit from equity accounted investments, related impairments and expenses
- Share of loss relating to the Samarco dam failure(b) (655)
- Impairment of the carrying value of the investment in Samarco(b) (525)
- Samarco dam failure provision(b) (1,200)
Loss before taxation (2,450)
Income tax benefit 253
Loss after taxation (2,197)
Balance sheet movement
Trade and other payables (11)
Investments accounted for using the equity method (1,180)
Deferred tax assets (158)
Provisions (1,200)
Deferred tax liabilities 411
Net liabilities (2,138)

Financial Information

7. Significant events – Samarco dam failure (continued)

Cash flow statement		
Loss before taxation		**(2,450)**
Comprising:		
Costs incurred directly by BHP Billiton Brasil and other BHP Billiton entities in relation to the Samarco dam failure[(a)]	(70)	
Share of loss relating to the Samarco dam failure[(b)]	(655)	
Impairment of the carrying value of the investment in Samarco[(b)]	(525)	
Samarco dam failure provision[(b)]	(1,200)	
Non-cash items		**2,391**
Net operating cash flows		**(59)**

(a) Includes legal and advisor costs incurred.

(b) BHP Billiton Brasil Ltda has adjusted its investment in Samarco to US$ nil (resulting from US$(655) million share of loss from Samarco and US$(525) million impairment) and recognised a provision of US$(1,200) million for potential obligations under the Agreement (defined on page 41). US$(572) million of the US$(1,200) million provision represents an additional share of loss from Samarco with the remaining US$(628) million recognised as provision expense.

Equity accounted investment in Samarco

The following table details the movement in the carrying value of BHP Billiton Brasil's equity accounted investment in Samarco:

Year ended 30 June 2016	US$M
At the beginning of the financial year	**1,044**
Share of operating profit prior to the Samarco dam failure	**136**
Share of loss relating to the Samarco dam failure[(a)]	**(655)**
Impairment of the carrying value of the investment in Samarco[(a)]	**(525)**
Samarco dam failure provision[(a)]	**(1,200)**
(Loss)/profit from equity accounted investments, related impairments and expenses	**(2,244)**
Loss and expenses recognised as a provision for Samarco dam failure[(b)]	**1,200**
Dividends received[(c)]	**-**
Investment	**-**
At the end of the financial year	**-**

(a) BHP Billiton Brasil Ltda has adjusted its investment in Samarco to US$ nil (resulting from US$(655) million share of loss from Samarco and US$(525) million impairment) and recognised a provision of US$(1,200) million for potential obligations under the Agreement (defined on page 41). US$(572) million of the US$(1,200) million provision represents an additional share of loss from Samarco with the remaining US$(628) million recognised as provision expense.

(b) As the investment carrying value has been adjusted to US$ nil, additional share of Samarco losses (US$572 million) and Samarco dam failure provision expense (US$628 million) are included in the provision for Samarco dam failure. This reflects BHP Billiton Brasil's US$1,200 million potential legal funding obligation to the Foundation as a result of the Agreement.

(c) Samarco currently does not have profits available for distribution and is legally prevented from paying previously declared and unpaid dividends.

At the half year ended 31 December 2015, the Group assessed the recoverability of its investment in light of uncertainties surrounding the nature and timing of ongoing future operations. As a result, an impairment charge of US$525 million was recognised, reducing the investment balance to US$ nil.

As described below, the Group has recognised a provision of US$1.2 billion at 30 June 2016 in respect of BHP Billiton Brasil's potential obligation under the Agreement (defined on page 41). This reflects the ongoing uncertainty surrounding the nature and timing of a potential restart of Samarco's operations. In doing so, the Group has recognised BHP Billiton Brasil's share of all losses recognised by Samarco to 30 June 2016.

40

BHP Billiton Results for the year ended 30 June 2016
7. Significant events – Samarco dam failure (continued)
Provision for Samarco dam failure
Year ended 30 June 2016 US$M
At the beginning of the financial year -
Provision recognition, comprising:
- Share of loss relating to the Samarco dam failure 572
- Samarco dam failure provision expense 628
At the end of the financial year 1,200
Comprising:
Current 300
Non-current 900
Dam failure provisions and contingencies
As at 30 June 2016, BHP Billiton Brasil has identified provisions and contingent liabilities arising as a consequence of the Samarco dam failure as follows:
Environment and socio-economic remediation
Framework Agreement
On 2 March 2016, BHP Billiton Brasil, together with Samarco and Vale, entered into a Framework Agreement (Agreement) with the Federal Attorney General of Brazil, the States of Espírito Santo and Minas Gerais and certain other public authorities to establish a Foundation that will develop and execute environmental and socio-economic programs to remediate and provide compensation for damage caused by the Samarco dam failure. On 5 May 2016, the Agreement was ratified by the Federal Court of Appeal suspending the public civil claim disclosed below.
The Federal Prosecutor’s Office appealed the ratification of the Agreement and on 30 June 2016, the Superior Court of Justice in Brazil issued an interim order (Interim Order) suspending the 5 May 2016 ratification of the Agreement. Samarco, Vale and BHP Billiton Brasil have appealed the Interim Order before the Superior Court of Justice.
The term of the Agreement is 15 years, renewable for periods of one year successively until all obligations under the Agreement have been performed. Under the Agreement, Samarco is responsible for funding the Foundation with calendar year contributions as follows:
· R$2 billion (approximately US$620 million) in 2016, less the amount of funds already spent on, or allocated to, remediation and compensation activity;
· R$1.2 billion (approximately US$370 million) in 2017;
· R$1.2 billion (approximately US$370 million) in 2018; and
· R$500 million (approximately US$155 million) for a special project to be spent on sewage treatment and landfill works from 2016 to 2018.
Annual contributions for each of the years 2019, 2020 and 2021 will be in the range of R$800 million (approximately US$250 million) and R$1.6 billion (approximately US$500 million), depending on the remediation and compensation projects which are to be undertaken in the particular year. Annual contributions may be reviewed under the Agreement. To the extent that Samarco does not meet its funding obligations under the Agreement, each of Vale and BHP Billiton Brasil has potential funding obligations under the Agreement in proportion to its 50 per cent shareholding in Samarco.

Financial Information 7. Significant events – Samarco dam failure (continued) Mining and processing operations remain suspended following the dam failure. Samarco is currently progressing plans to resume operations, however significant uncertainties surrounding the nature and timing of ongoing future operations remain. In light of these uncertainties and based on currently available information, BHP Billiton Brasil has recognised a provision of US$1.2 billion before tax and after discounting at 30 June 2016, in respect of its potential obligations under the Agreement. The measurement of the provision requires the use of estimates and assumptions and may be affected by, amongst other factors, potential changes in scope of work required under the Agreement including further technical analysis, costs incurred in respect of programs delivered, resolution of uncertainty in respect of operational restart, updates to discount and foreign exchange rates, resolution of existing and potential legal claims and the status of the Agreement. As a result, future actual expenditures may differ from the amounts currently provided and changes to key assumptions and estimates could result in a material impact to the amount of the provision in future reporting periods. On 28 July 2016, BHP Billiton Brasil approved US$134 million to support the Foundation, in the event that Samarco does not meet its funding obligations under the Agreement. Any support to the Foundation provided by BHP Billiton Brasil will be offset against the provision for the Samarco dam failure recognised at 30 June 2016. Legal The following matters are disclosed as contingent liabilities: BHP Billiton Brasil is among the companies named as defendants in a number of legal proceedings initiated by individuals, non-governmental organisations (NGOs), corporations and governmental entities in Brazilian federal and state courts following the Samarco dam failure. The other defendants include Vale and Samarco. The lawsuits include claims for compensation, environmental rehabilitation and violations of Brazilian environmental and other laws, among other matters. The lawsuits seek various remedies, including rehabilitation costs, compensation to injured individuals and families of the deceased, recovery of personal and property losses, moral damages and injunctive relief. These legal proceedings include civil public actions filed by state prosecutors in Minas Gerais (claiming damages of approximately R$7.5 billion, US$2.3 billion), public defenders in Minas Gerais (claiming damages of approximately R$10 billion, US$3.1 billion) and state prosecutors in Espírito Santo (claiming damages of approximately R$2 billion, US$620 million). Given the preliminary status of all these proceedings, and the duplicative nature of the damages sought in these proceedings and the R$20 billion (US$6.2 billion) and R$155 billion (US$48 billion) claims noted below, it is not possible at this time to provide a range of possible outcomes or a reliable estimate of potential future exposures for BHP Billiton Brasil. In addition, government inquiries and investigations relating to the Samarco dam failure have been commenced by numerous agencies of the Brazilian government and are ongoing. Public civil claim Among the claims brought against BHP Billiton Brasil, is a public civil claim commenced by the Federal Government of Brazil, States of Espírito Santo, Minas Gerais and other public authorities on 30 November 2015, seeking the establishment of a fund of up to R$20 billion (approximately US$6.2 billion) in aggregate for clean-up costs and damages. On 2 March 2016, BHP Billiton Brasil, together with Samarco and Vale, entered into the Agreement. Ratification of the Agreement by the Federal Court of Appeal on 5 May 2016 suspended this public civil claim. However, it was reinstated on 30 June 2016 upon issue of the Interim Order by the Superior Court of Justice in Brazil. As noted above, BHP Billiton Brasil has recognised a provision as of 30 June 2016 of US$1.2 billion after tax and discounting in respect of its potential obligations under the Agreement. While an appeal has been commenced against the Interim Order, given the status of the appeal it is not possible at this time to provide a range of possible outcomes or a reliable estimate of potential future exposures for BHP Billiton Brasil in relation to the R$20 billion (approximately US$6.2 billion) claim. 42

BHP Billiton Results for the year ended 30 June 2016 7. Significant events – Samarco dam failure (continued) Federal Public Prosecution Office claim BHP Billiton Brasil is among the defendants named in a claim brought by the Federal Public Prosecution Office on 3 May 2016, seeking R$155 billion (approximately US$48 billion) for reparation, compensation and moral damages in relation to the Samarco dam failure. Given the preliminary status of these proceedings, it is not possible at this time to provide a range of possible outcomes or a reliable estimate of potential future exposures for BHP Billiton Brasil. Class action complaint In February 2016, a putative class action complaint (Complaint) was filed in the U.S. District Court for the Southern District of New York on behalf of purchasers of American Depository Receipts of BHP Billiton Ltd and Plc between 25 September 2014 and 30 November 2015 against BHP Billiton Ltd and Plc and certain of its current and former executive officers and directors. The Complaint asserts claims under U.S. federal securities laws and indicates that the plaintiff will seek certification to proceed as a class action. The amount of damages sought by the plaintiff on behalf of the putative class is unspecified. Given the preliminary status of this matter, it is not possible at this time to provide a range of possible outcomes or a reliable estimate of potential future exposures to BHP Billiton. Other claims Additional lawsuits and government investigations relating to the Samarco dam failure may be brought against BHP Billiton Brasil and possibly other BHP Billiton entities in Brazil or other jurisdictions. BHP Billiton’s potential liabilities, if any, resulting from other pending and future claims, lawsuits and enforcement actions relating to the Samarco dam failure, together with the potential cost of implementing remedies sought in the various proceedings, cannot be reliably estimated at this time and therefore a provision has not been recognised and nor has any contingent liability been quantified for such matters. Ultimately, all the legal matters disclosed as contingent liabilities could have a material adverse impact on BHP Billiton’s business, competitive position, cash flows, prospects, liquidity and shareholder returns. BHP Billiton Insurance BHP Billiton has third party liability insurance for claims related to the Samarco dam failure made directly against BHP Billiton Brasil or other BHP Billiton entities. Such claims may be externally insured up to US$360 million (when adjusted for BHP Billiton Brasil’s interest in Samarco). External insurers have been advised of the Samarco dam failure although no formal claim has currently been made under the policy. At 30 June 2016 an insurance receivable has not been recognised for any potential recoveries under insurance arrangements. Commitments Under the terms of the Samarco joint venture agreement, BHP Billiton Brasil does not have an existing obligation to fund Samarco. On 28 July 2016, BHP Billiton Brasil made available a short-term facility to Samarco of up to US$116 million to carry out remediation and stabilisation work and support Samarco’s operations. Funds will be released to Samarco only as required and subject to the achievement of key milestones. Any additional requests for funding or future investment provided would be subject to a future decision, accounted for at that time. 43

Financial Information 7. Significant events – Samarco dam failure (continued) The following section includes disclosure required by IFRS of Samarco Mineração SA’s provisions, contingencies and other matters arising from the dam failure. Samarco Dam failure related provisions and contingencies As at 30 June 2016 Samarco has identified provisions and contingent liabilities arising as a consequence of the Samarco dam failure as follows: Environment and socio-economic remediation Framework Agreement On 2 March 2016, Samarco, together with Vale and BHP Billiton Brasil, entered into a Framework Agreement (Agreement) with the Federal Attorney General of Brazil, the States of Espírito Santo and Minas Gerais and certain other public authorities to establish a Foundation that will develop and execute environmental and socio-economic programs to remediate and provide compensation for damage caused by the Samarco dam failure. On 5 May 2016, the Agreement was ratified by the Federal Court of Appeal suspending the public civil claim disclosed below. The Federal Prosecutor’s Office appealed the ratification of the Agreement and on 30 June 2016, the Superior Court of Justice in Brazil issued an interim order (Interim Order) suspending the 5 May 2016 ratification of the Agreement. Samarco, Vale and BHP Billiton Brasil have appealed the Interim Order before the Superior Court of Justice. The term of the Agreement is 15 years, renewable for periods of one year successively until all obligations under the Agreement have been performed. Under the Agreement, Samarco is responsible for funding the Foundation with calendar year contributions as follows: · R$2 billion (approximately US$620 million) in 2016, less the amount of funds already spent on, or allocated to, remediation and compensation activity; R$1.2 billion (approximately US$370 million) in 2017; R$1.2 billion (approximately US$370 million) in 2018; and R$500 million (approximately US$155 million) for a special project to be spent on sewage treatment and landfill works from 2016 to 2018. Annual contributions for each of the years 2019, 2020 and 2021 will be in the range of R$800 million (approximately US$250 million) and R$1.6 billion (approximately US$500 million), depending on the remediation and compensation projects which are to be undertaken in the particular year. Annual contributions may be reviewed under the Agreement. As at 30 June 2016, Samarco has a provision of US$2.4 billion before tax and after discounting, in relation to its obligations under the Agreement based on currently available information. The measurement of the provision requires the use of estimates and assumptions and may be affected by, amongst other factors, potential changes in scope of work required under the Agreement including further technical analysis, costs incurred in respect of programs delivered, resolution of uncertainty in respect of operational restart, updates to discount and foreign exchange rates, resolution of existing and potential legal claims and the status of the Agreement. As a result, future actual expenditures may differ from the amounts currently provided and changes to key assumptions and estimates could result in a material impact to the amount of the provision in future reporting periods. 44

BHP Billiton Results for the year ended 30 June 2016 7. Significant events – Samarco dam failure (continued) Other As at 30 June 2016, Samarco has recognised provisions of US$172 million, in addition to its obligations under the Agreement, based on currently available information. The magnitude, scope and timing of these additional costs are subject to a high degree of uncertainty and Samarco has indicated that it anticipates that it will incur future costs beyond those provided. These uncertainties are likely to continue for a significant period and changes to key assumptions could result in a material change to the amount of the provision in future reporting periods. Any such unrecognised obligations are therefore contingent liabilities and, at present, it is not practicable to estimate their magnitude or possible timing of payment. Accordingly, it is also not possible to provide a range of possible outcomes or a reliable estimate of total potential future exposures at this time. Legal Samarco has been named as defendant in a number of legal proceedings initiated by individuals, NGOs, corporations and governmental entities in Brazilian federal and state courts following the Samarco dam failure. These lawsuits include claims for compensation, environmental rehabilitation and violations of Brazilian environmental and other laws, among other matters. The lawsuits seek various remedies, including rehabilitation costs, compensation to injured individuals and families of the deceased, recovery of personal and property losses, moral damages and injunctive relief. These legal proceedings include civil public actions filed by state prosecutors in Minas Gerais (claiming damages of approximately R$7.5 billion, US$2.3 billion), public defenders in Minas Gerais (claiming damages of approximately R$10 billion, US$3.1 billion), and state prosecutors in Espírito Santo (claiming damages of approximately R$2 billion, US$620 million). Given the preliminary status of all these proceedings, and the duplicative nature of the damages sought in these proceedings and the R$20 billion (US$6.2 billion) and R$155 billion (US$48 billion) claims noted below, it is not possible at this time to provide a range of possible outcomes or a reliable estimate of potential future exposures for Samarco. In addition, government investigations of the Samarco dam failure by numerous agencies of the Brazilian government have commenced and are ongoing. Public civil claim Among the claims brought against Samarco, is a public civil claim commenced by the Federal Government of Brazil, States of Espírito Santo, Minas Gerais and other public authorities on 30 November 2015, seeking the establishment of a fund of up to R$20 billion (approximately US$6.2 billion) in aggregate for clean-up costs and damages. On 2 March 2016, Samarco, together with Vale and BHP Billiton Brasil, entered into the Agreement. Ratification of the Agreement by the Federal Court of Appeal on 5 May 2016 suspended this public civil claim. However, it was reinstated on 30 June 2016 upon issue of the Interim Order by the Superior Court of Justice in Brazil. As noted above, Samarco has recognised a provision as of 30 June 2016 of US$2.4 billion before tax and discounting in respect of its potential obligations under the Agreement. While an appeal has been commenced against the Interim Order, given the status of the appeal it is not possible at this time to provide a range of possible outcomes or a reliable estimate of potential future exposures for Samarco in relation to the R$20 billion (approximately US$6.2 billion) claim. Federal Public Prosecution Office claim Samarco is among the defendants named in a claim brought by the Federal Public Prosecution Office on 3 May 2016, seeking R$155 billion (approximately US$48 billion) for reparation, compensation and moral damages in relation to the Samarco dam failure. Given the preliminary status of these proceedings, it is not possible at this time to provide a range of possible outcomes or a reliable estimate of potential future exposures for Samarco. Other claims Other pending lawsuits and investigations are at the early stages of proceedings. Until further facts are developed; court rulings clarify the issues in dispute, liability and damages; trial activity nears, or other actions such as possible settlements occur, it is not possible to arrive at a range of outcomes or a reliable estimate of Samarco’s obligations arising from these matters and therefore Samarco has not recognised a provision or quantified a contingent liability. 45

Financial Information 7. Significant events – Samarco dam failure (continued) Additional claims may be brought against Samarco. A provision has not been made by Samarco for claims yet to be filed. Given the significant uncertainties surrounding possible outcomes it is not possible for Samarco to arrive at a range of outcomes or a reliable estimate of the liability for any unfiled claims. Samarco Insurance Samarco has standalone insurance policies in place with Brazilian and global insurers. Samarco has notified insurers including those covering property, project and liability risks. Insurers have appointed loss adjusters or claims representatives to investigate and assist with the claims process. The respective adjustment processes for these policies continues. An insurance receivable has not been recognised by Samarco for any recoveries under insurance arrangements at 30 June 2016. Samarco non-dam failure related contingent liabilities The following non-dam failure related contingent liabilities pre-date and are unrelated to the Samarco dam failure. Samarco is currently contesting both of these matters in the Brazilian courts. Given the status of the proceedings, the timing of resolution and potential economic outflow are uncertain. BHP Billiton entities have no legal obligation related to these matters. Brazilian Social Contribution Levy Samarco has received tax assessments for the alleged non-payment of Brazilian Social Contribution Levy for the calendar years 2008 to 2014 totalling approximately R$3.9 billion (approximately US$1.2 billion). Brazilian corporate income tax rate Samarco has received tax assessments for alleged incorrect calculation of Corporate Income Tax (IRPJ) in respect of the 2000 to 2002 and 2007 to 2014 income years totalling approximately R$3.3 billion (approximately US$1.0 billion). 8. Subsequent events As announced on 11 August 2016, the Group has agreed with the New South Wales Government to cease progression of the Caroona Coal Project and will receive A$220 million (approximately US$170 million) due to cancellation of the related exploration licence. Other than the matters outlined above or elsewhere in this financial information, no matters or circumstances have arisen since the end of the financial year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent accounting periods. 46

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: August 16, 2016	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary